ANNUAL INFORMATION FORM

of

Olympus Pacific Minerals Inc.

Suite 500 - 10 King Street East
Toronto, Ontario
M5C 1C3

For the Financial Year Ended December 31, 2006

March 30, 2007

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PRELIMINARY NOTES

Financial Information

Incorporated by reference into this Annual Information Form (“AIF”) are our audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2006, which are available under the Company’s profile at www.sedar.com. We have prepared all financial information in this AIF in accordance with generally accepted accounting principles in Canada.

Date of Information

All information in this AIF is as of December 31, 2006, unless otherwise indicated.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Securities Act (Ontario) or forwarding-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated. References to “U.S. dollars”, “$US” or to “US$” are to United States dollars; “$CAD” are to Canadian dollars.

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The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at various times.

	Year Ended December 31
Canadian Dollars to U.S. Dollars	2006		2005		2004
Rate at end of period	US$	0.8581	US$	0.8577	US$	0.8309
Average rate for period	US$	0.8820	US$	0.8253	US$	0.7683
High for period	US$	0.9099	US$	0.8690	US$	0.8493
Low for period	US$	0.8528	US$	0.7872	US$	0.7159

The noon rate of exchange on March 30, 2007, as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$ 0.8674.

METRIC EQUIVALENTS

The following table lists conversion factors for converting SI into Imperial units of measure:

To convert from SI (Metric)	To Imperial	Multiply by
Hectares	Acres	2.471
Metres	Feet	3.281
Kilometres	Miles	0.621
Tonnes	Tons	1.102
Grams/Tonne	Ounces (troy)/ton	0.029
Kilograms	Pounds	2.205

Glossary of Terms

Terms used and not defined in this AIF that are defined in National Instrument 51-102 - Continuous Disclosure Obligations shall bear that definition. Other definitions are set out in National Instrument 14-101 - Definitions as amended.

The following is a glossary of certain terms used in this AIF.

artisanal mining
mining at small-scale mines (and to a lesser extent quarries) that are labour intensive, with mechanization being at a low level and basic. Artisanal mining can encompass all small, medium, large, informal, legal and illegal miners who use rudimentary processes to extract valuable rocks and minerals from ore bodies.

Bitumen	known as asphalt or tar, bitumen is the brown or black viscous residue from the vacuum distillation of crude petroleum

breccia	a rock in which angular fragments are surrounded by a mass of finer-grained material.

C-horizon soil	the soil parent material, either created in situ or transported into its present location. Beneath the C horizon lies bedrock.

Concentrate	a concentrate of minerals produced by crushing, grinding and processing methods such as gravity, flotation or leaching.

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exploration stage	the search for mineral deposits which are not in either the development or production stage.

Form 43-101
technical report issued pursuant to Canadian securities rules, the objective of which is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer. The Form 43-101F1 is prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. The Form 43-101 sets out specific requirements for the preparation and contents of a technical report.

feasibility study
a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Grade	the metal content of rock with precious metals. Grade can be expressed as troy ounces or grams per tonne of rock.

Granodiorite	a medium to coarse-grained intrusive igneous rock, intermediate in composition between quartz diorite and quartz monzonite.

gold deposit	a mineral deposit mineralized with gold

hydrothermal	the products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

Igneous	a primary type of rock formed by the cooling of molten material.

indicated mineral resource
That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Intrusion	intrusive-molten rock which is intruded (injected) into spaces that are created by a combination of melting and displacement.

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Mafic	igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

measured mineral resource
That part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

metallurgical tests
scientific examinations of rock/material to determine the optimum extraction of metal contained. Core samples from diamond drill holes are used as representative samples of the mineralization for this test work.

mineral reserve
The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.
Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve has a lower level of confidence than a proven mineral reserve.

mineral resource
A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource but has a lower level of confidence than a measured mineral resource.

ore	a naturally occurring rock or material from which minerals, such as gold, can be extracted at a profit; a determination of whether a mineral deposit contains ore is often made by a feasibility study.

open pit	a mining method whereby the mineral reserves are accessed from surface by the successive removal of layers of material usually creating a large pit at the surface of the earth.

ounce or oz.	a troy ounce or 20 pennyweights or 480 grains or 31.103 grams

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petrology
a field of geology which focuses on the study of rocks and the conditions by which they form. There are three branches of petrology, corresponding to the three types of rocks: igneous, metamorphic, and sedimentary.

pre-feasibility study
a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining methods, in the case of underground mining, or the pit configurations, in the case of an open pit, has been established, where effective methods of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, and economic factors and evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

prospect	an area prospective for economic minerals based on geological, geophysical, geochemical and other criteria

production stage	all companies engaged in the exploitation of a mineral deposit (reserve).

probable mineral reserve
The economically mineable part of an Indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven mineral reserve
The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

qualified person
an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the Technical Report; and is a member or licencee in good standing of a professional association.

reserve
that part of a mineral deposit, which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of “ore” when dealing with metalliferous minerals such as gold or silver.

shaft	a vertical or inclined tunnel in an underground mine driven downward from surface.

shear	a tabular zone of faulting within which the rocks are crushed and flattened.

stratigraphic units	sequences of bedded rocks in specific areas

strike	the direction of line formed by intersection of a rock surface with a horizontal plane. Strike is always perpendicular to direction of dip.

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thrust fault
a particular type of fault, or break in the fabric of the Earth's crust with resulting movement of each side against the other, in which a lower stratigraphic position is pushed up and over another. This is the result of compressional forces.

trenching	the surface excavation of a linear trench to expose mineralization for sampling

vein	a tabular body of rock typically of narrow thickness and mineralized occupying a fault, shear, fissure or fracture crosscutting another pre-existing rock.

CORPORATE STRUCTURE

Name, Address and Incorporation

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) was incorporated by registration of its memorandum and articles under the laws of Ontario on July 4, 1951 under the name “Meta Uranium Mines Limited”. Effective August 24, 1978, the Company changed its name from “Meta Uranium Mines Limited” to “Metina Developments Inc.” The Company was continued under the Company Act (British Columbia) with the name “Olympus Holdings Ltd.” on November 5, 1992 and consolidated its share capital on a 4.5:1 basis. The Company further consolidated its share capital on a 3:1 basis and changed its name from “Olympus Holdings Ltd.” to “Olympus Pacific Minerals Inc.” on November 29, 1996. The Company continued from British Columbia into the Yukon Territory under the Business Corporations Act (Yukon) on November 17, 1997 and continued from the Yukon Territory into Canada under the Canada Business Corporations Act on July 13, 2006.

Intercorporate Relationships

Corporate Structure Report

Olympus Pacific Minerals Inc
(The Company)
(TSX listed)
Canada Business Corporations Act
100%
Formwell Holdings Ltd
(Formwell)
British Virgin Isle (BVI)
Olympus Pacific
Vietnam Ltd
(a BVI company)
New Vietnam Mining
Corp (NVMC)
(a BVI company)
Olympus Pacific
Thailand Ltd.
(a BVI company)
100%
Bong Mieu Holdings Ltd
(BM Holdings)
(a Thai corporation)
80%
Bong Mieu Gold Mining
Company Limited
(a Vietnamese company)
85%
Phuoc Son Gold Company
Limited (1)
(a Vietnamese company)

(1) Following the grant of an investment license Phuoc Son Gold Company Limited was formed with Mien Trung Industrial Company holding 15% and NVMC holding 85%

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The Company is engaged in the business of mineral exploration, development and mining of mineral properties, primarily in south east Asia with a main focus in Vietnam. The Company’s two most advanced properties are the 70 square km Phuoc Son Gold Property and the 30 square km Bong Mieu Gold Property, both located in central Vietnam, approximately 74 km apart.

The Company is continuing broad regional geology programs to identify other potential exploration areas, and during 2006 filed additional applications for exploration licences in Vietnam.

Bong Mieu Gold Property

The Company’s subsidiary, Bong Mieu Gold Mining Limited (“Bogomin”), together with other local and national branches of the government of Vietnam, holds various mining and exploration licences granting exploration rights to the Bong Mieu Gold Property and the Tien Ha properties in Quang Nam-Da Nang Province, in Vietnam.

The Bong Mieu Gold Property hosts a gold mine (the “Bong Mieu Central Gold Mine”), for which the Company has proven and probable reserves. Another deposit (the “Bong Mieu Underground Deposit”) is located within one kilometre of the operating Bong Mieu Central Gold Mine plant site. Exploration work to date on the Bong Mieu Gold Property has resulted in one new significant discovery (“Thac Trang”) during 2006 in the Bong Mieu East area as well as a number of new surface showings.

In 2004, infill and delineation diamond drilling programs comprising 228 holes were undertaken on the Bong Mieu Central deposit. At Thac Trang immediately southeast of the Ho Ray deposit a 15-hole program was completed in July 2004. It encountered encouraging results which management believed warranted additional exploration in 2005.

In 2005, three shallow exploration and condemnation holes totalling 54 metres were completed at Bong Mieu Central. Engineering, metallurgical and environmental studies were successfully completed. A diamond drilling program during the early part of 2005 continued to evaluate the Thac Trang discovery, and five widely spaced exploration holes were completed at the Bong Mieu Underground deposit located approximately 1.5 km from the Bong Mieu Central deposit.

New mineral resource estimates were completed in March of 2005 for the Bong Mieu Central deposit following completion of the 2004 drilling and receipt of all results. The development of the mine commenced with the construction of the plant, tailings dams and related infrastructure, and this continued in 2006.

On January 25, 2006, the Company’s subsidiary Bogomin obtained a gold export certificate to allow for exportation of any doré that is produced by the Company that will be refined and sold offshore. After the initial gold pour on February 15, 2006, the Company produced and sold a total 4,651 ounces during 2006. To date, ore throughput at Bong Mieu Central mine pilot plant to date averaged 500 tonnes per day. A fine grind circuit is expected to be operational in 2007.

Exploration, infill and metallurgical drill programs continued in the Bong Mieu East area. As of December 2006, the Company completed 66 drill holes totalling approximately 3,020 metres.

Preliminary exploration programs, including drilling, were initiated in 2006 to evaluate the economic potential of two new prospects, Bong Mieu East and Bong Mieu West. At the Bong Mieu Underground deposit, the exploration decline portal has been completed and the first 70 metres of the tunnel has been developed.

As of the date of this AIF, the Bong Mieu exploration licence has expired and is in the process of being renewed. Currently, the Company is engaging in exploration activities under the investment licence, however, the lack of a valid exploration licence may impede our future exploration activities. Please see “Risk Factors” below for further details. Given the lengthy process involved in the application for an exploration licence, the Company does not anticipate receiving the exploration licence until third quarter of 2007.

Throughout 2007, the Company plans to continue its evaluation of the Bong Mieu Gold Property in its search for new deposits with economic potential. Metallurgical test-work by SGS Lakefield Research (Lakefield) in Canada on representative Bong Mieu East (VN240) sulphide and oxide mineralization types continued during the fourth quarter. The results of the metallurgical test-work from Lakefield are being incorporated into resource statements. Updating of the Bong Mieu East (VN240) resource estimates have been completed by qualified Olympus staff. The new resource estimates are currently being reviewed and validated by an independent firm as required by National Instrument 43-101. The outside validation and technical report which is required prior to public disclosure is expected during the second quarter of 2007. Substantial resource increases are expected at the Bong Mieu East Deposits (VN240) due to the continuity and added value of the tungsten within the observed gold bearing mineralization.

Phuoc Son Gold Property

On October 20, 2003, the Vietnam government granted a 30-year investment licence No. 2355/GP (the “Phuoc Son Licence”) covering 7,000 ha. for the Phuoc Son Gold Property. The Phuoc Son Licence permitted the Company (through its subsidiary, New Vietnam Mining Corporation (“NVMC”)), and Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to establish Phuoc Son Gold Company Limited (“PSGC”) as a joint venture, for a term of 30 years. The Company is the operator of the joint venture project.

The Company currently owns 100% of NVMC which, in turn, owns an 85% interest in PSGC. Minco owns the remaining 15% of PSGC. In June 2004, the Company, acquired the remaining 42.82% of the outstanding shares of NVMC from Ivanhoe Mines Limited (“Ivanhoe”) (formerly Indochina Goldfields Ltd.) and Zedex Ltd. (“Zedex”) (formerly Iddison Group Vietnam Limited, Iddison Holdings Limited, Iddison Limited and IT Capital Limited; Zedex has since changed its name to Zedex Minerals Limited). The Company entered into an agreement dated March 1, 2004 (the “Vend-in Agreement”), and an amending agreement dated June 21, 2004 (the “Extension of Vend-in Agreement”), with Ivanhoe and Zedex to acquire their collective 42.82% interest in NVMC.

The Phuoc Son Gold Property hosts more than 30 known gold prospects and two known high-grade gold deposits in the Dak Sa area of the property. The Company has received all major environmental approvals and has been granted a mining licence by the Government of Vietnam to mine and develop its two Dak Sa deposits (the “North Deposit” and “South Deposit”, and collectively the “Dak Sa Deposits”). The mining licence was the last major permit required prior to proceeding with development and production of the Dak Sa Deposits.

Exploration drilling during 2005 and 2006 has defined and expanded the zone (the “Dak Sa Zone”) which contains the two Dak Sa Deposits, over a minimum length of approximately five km.

On May 18, 2005, the Company announced the results of a positive independent preliminary assessment study prepared by Micon International Limited (“Micon”) (the “Preliminary Assessment Study”) of the Dak Sa Underground Project. If developed and constructed into mines, the Company anticipates the two Dak Sa Deposits will share the same infrastructure and eventually be connected by an underground tunnel. There are no known commercially mineable mineral deposits on this property and the Company provides no assurance that a commercially mineable mineral deposit exists on the property.

On January 23, 2006, a mining licence was granted over the Dak Sa Deposits, which allows the Company, within a 3.5 year period from date of grant, to construct the mine within 1.5 years and perform mining activities over two years. The Company expects that it will require an extension on the mining licence as these time frames will be inadequate for construction and mining. As at December 31, 2006, the plant site and portal area have been cleared at the Dak Sa Deposits, the road construction was approximately 70% complete and the explosives magazine had been designed and permitted.

On November 26, 2006, as a result of inclement weather and changes in the construction plan, the Company cancelled, without penalties, the contract it had entered on September 16, 2006, with Huong Toan Company Ltd. (“Huong Toan”) whereby the Company had contracted out the mining of the Dak Sa Deposits to Huong Toan.

On March 7, 2007, the Company released updated mineral resource estimates for the Dak Sa Deposits on its Phuoc Son Gold Property, incorporating the results of drilling up to October 2006. See “Phuoc Son Gold Property - Mineral Resource Estimates” for further details. To support the current technical report being completed at Phuoc Son Dak Sa (VN320), updated resource estimates are currently being reviewed and validated by an independent firm as required by NI 43-101.

In 2007, the Company will continue in the process of obtaining the construction licence and the import licence for mining equipment for the Dak Sa Deposits at the Phuoc Son Gold Property. The exploration licence has expired and the Company is in the process of applying for a new exploration licence. Currently, the Company is engaging in exploration activities under the investment licence. However, the expired exploration licence may impede our future exploration activities. Please see “Risk Factors” below for further details. Given the lengthy process involved in the application for an exploration licence, the Company does not anticipate receiving the exploration licence until third quarter of 2007. Ongoing drilling in 2007 will focus on continuing to determine the extent of the Dak Sa Deposits. Throughout 2007, the Company also plans to continue its evaluation of the large Phuoc Son Gold Property land package in its search for new deposits with economic potential and will raise additional finances before it continues development of the project.

Capcapo Property (Northern Philippines)

On November 23, 2006, the Company signed a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) with Abra Mining and Industrial Corporation (“AMIC”) and Jabel Corporation (“Jabel”) which will allow the Company (together with a Phillipine national corporation which has not yet been identified) to acquire an option to earn a 60% interest in AMIC’s Capcapo mining tenement (the “Capcapo Property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property. The MOA is a binding agreement that is conditional on the completion of due diligence program in first half of 2007 to validate historical drilling information. See “Material Contracts” for further details.

The Capcapo project area has all the similar epithermal-porphyry gold characteristics as the nearby Baguio Gold District. Results from Olympus’ field verification program of the main prospect, returned channel sampling assays of 6.78 g/t gold and 8.36 g/t silver over 20 meters from previous excavated trenches. The Company commenced a drill program during the 1st quarter of 2007.

Significant Acquisitions

In 2006, the Company completed the MOA with respect to the Capcapo Property. See “Material Contracts” for further details.

DESCRIPTION OF THE BUSINESS
General

The Company is an international mining exploration and development company focused on the mineral potential of Vietnam and the surrounding area. The Company is a public company listed on the TSX Exchange under the trading symbol OYM since April 3, 2006 (on the TSX Venture Exchange prior to April 3, 2006), and the Frankfurt Stock Exchange under the trading symbol OP6. Olympus has been active in Vietnam since the mid-1990s on its own account and through associated companies New Vietnam Mining Corporation and Bong Mieu Gold Mining Corporation and maintains an office in Da Nang in central Vietnam.

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge, including in the areas of mineral exploration and mining, logistical planning and accounting. While recent increased activity in the resource mining industry has made it more difficult to locate competent employees in such fields, the Company has been able to locate and retain such employees.

Competitive Conditions

Competition in the mineral exploration industry is intense. The Company competes with other mining companies, many of which have greater financial resources and technical facilities for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

Economic Dependence

On November 1, 2005, Bong Mieu Gold Mining Company entered into a refining and sales contract with Argor-Heraeus SA (“Argor”) whereby Bong Mieu delivers doré bars which contain gold and silver to Argor’s delivery point at which point the risks of ownership pass to Argor. Argor purchases the gold and silver from Bong Mieu at an amount equal to the value of the gold and silver shipment less any refining and transport charges. Currently, the Company has one customer, Argor. If Argor was unable to purchase our gold, management believes another customer could be procured on a timely basis and any inventoried doré bars could be sold at the then market value. Consequently, we are not economically dependent on Argor.

Environmental Protection

The Company has a recorded asset retirement obligation relating to the Bong Mieu property in Vietnam. The Company estimated the cost of rehabilitating the site at $1,262,314 over the next 10 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9%. The current portion of the asset retirement obligation is $59,173.

Employees

As of December 31, 2006, the Company had a total of 364 employees, including 359 in Vietnam and five in Toronto. In addition to the employees, during 2006, the Company also employed an average of approximately 42 contract workers in Vietnam.

Foreign Operations

The Company conducts exploration, development and production activities on its properties in Vietnam.

Vietnamese Regulation of Mining Industry

The current Vietnamese mining law was enacted in 1996, with various subsequent modifications. The Vietnamese Mining Law was initially drafted by an international law firm (Phillip Fox) and broadly modeled on Australian and Canadian Mining Law. A company may apply to the licensing authority, the Ministry of Natural Resources & Environment, for prospecting, exploration and mining Licences, much as in Australia and Canada. A prospecting licence provides for low impact prospecting over a broad area for a two-year term; an exploration licence provides an exclusive right to conduct advanced exploration over areas of up to 50 square km for an initial two-year term, after which 50% of that area may be renewed for a further two-year term. Exploration licence holders have the right to apply for a mining licence at any time up to six months after expiry of an exploration licence. A mining preliminary feasibility study, an environmental impact report and an investment licence are required to support a mining licence application. Investment licences are issued by the Ministry of Planning and Investment. A mining licence provides the right to mine specified minerals for the life-of-mine indicated by the preliminary feasibility study.

Risk Factors

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

Not All of Our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to located and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following: particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

Because We Have Primarily Been an Exploration Company, We are Dependent Upon Our Ability to Raise Funds In Order to Carry Out Our Business: Even though the Company has produced and sold an incidental amount of gold (4,651 ounces) for the year ended December 31, 2006, the Company is still primarily an exploration company. The Company had an accumulated deficit of $34,458,638 as at December 31, 2006. With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long- term to raise substantial funds from external sources. If we do not raise these funds, we would be unable to pursue our business activities and investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

We Will Not Be Able to Insure Against All Possible Risks: Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

Commodity Price Fluctuations - if the Price of Gold Declines, Our Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. If the price of gold (including other base and precious metals) is below our cost to produce gold, our properties will not be mined at a profit. Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

We May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable to obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

If We do Not Comply with All Applicable Regulations, We May be Forced to Halt our Business Activities: Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licences and permits required to carry out exploration at, developments of, or mining at our projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

Non-Compliance with Environmental Regulation May Hurt Our Ability to Perform Our Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates. Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations. .

If We Are Unable to Obtain and Keep in Good Standing certain Licences, We will be Unable to Explore, Develop or Mine any of our Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence. Then, the Company requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the property. Without all the appropriate licences, our activities could not occur.

If We Do Not Make Certain Payments or Fulfill Other Contractual Obligations, We May Lose Our Option Rights and Interests in Our Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on the Company.

Title to Assets Can Be Challenged or Impugned Which Could Prevent Us From Exploring, Developing or Operating at any of our Properties: There is no guarantee that title to concessions will be not challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested. If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

Political and Economic Instability In Vietnam or the Philippines Could Make it More Difficult or Impossible, for Us to Conduct Our Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and, as such, the Company may be affected by possible political or economic instability in that country. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in that country may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted.

Exchange Rate and Interest Rate Fluctuations May Increase the Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs. Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms. The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs. Currently, if interest rates were to rise, this would impact the interest incurred on the loan facility with Macquarie Bank Limited which bears interest at LIBOR plus 2.75%.

Our Stock Price Could be Volatile: The market price of our common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile. Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant, decline of the market price of common shares.

Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock for Purchase. Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop. Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

We Do Not Plan to Pay any Dividends in the Foreseeable Future. The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

Shareholders Could Experience Dilution of the Value of their Investment if We Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

In the Event that Key Employees Leave the Company, the Company Would Be Harmed Since We are Heavily Dependent Upon Them for All Aspects of Our Activities: The Company is heavily dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, an negative impact on our ability to conduct our activities and could cause a decline in profitability of our properties or additional costs from a delay in development or exploration of properties. The Company has consulting agreements with the Chief Executive Officer, President, Country Manager and Chief Financial Officer.

Management May Be Subject to Conflicts of Interest Due to Their Affiliations with Other Resource Companies: Because some of our directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations will arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income. Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

Future Sales of Common Shares by Existing Shareholders Could Decrease the Trading Price of Our Common Shares: Sales of large quantities of our common shares in the public markets or the potential of such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

We used a Pre-Feasibility Study and did not Complete a Feasibility Study Before Making our Decision to Place the Bong Mieu Central Mine into Production: The economic feasibility of our mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that we may attempt to mine in the future. It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production. A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production. However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine into production. Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves and mineralization. Accordingly, as the Company attempts to scale up the Bong Mieu Central Mine to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues affecting the project’s profitability. Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

The Company Conducted only Limited Drilling on its Bong Mieu Property so its Decision to Place the Bong Mieu Central Mine into Production May be Based upon Incomplete Information: The Company conducted a limited amount of drilling before making its decision to place the Bong Mieu Central Mine into production. As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate. Furthermore, the Company’s determination of the character, location, size and accessability of the mineralized material may be based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property.

Because the Company’s Testing of its Metallurgical Process at the Bong Mieu Central Mine was Limited to Small Pilot Plant and Bench Scale Testing, it may be Unable to Obtain the Expected Metallurgical Recoveries when It Scales Up its Operations, Rendering the Project Unprofitable: Before the Company placed the Bong Mieu Central Mine into production, it built a pilot plant and conducted bench scale testing. A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore. Although a pilot plant can provide information on processing the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Bong Mieu Central Mine. The mine and plant commenced limited operations in 2006, pouring its first gold bar February 15, 2006. At that time, it was determined that the metallurgical process had to be reconfigured. Consequently, the Company has taken steps to modify its metallurgical process, causing Company not to meet its planned production goals. The current ore throughput at the mine is approximately 500 tonnes per day. The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the Bong Mieu Central Mine, as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Bong Mieu Central Mine, actual construction costs, operating costs and economic returns differ materially from those initially estimated. The Company cannot be certain that the Bong Mieu Central Mine will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows. Accordingly, if the Bong Mieu Central Mine, or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

Mineral Projects - General

The Company has two material mineral projects: the Phuoc Son Gold Property and the Bong Mieu Gold Property.

Project Exploration

The Company is evaluating project funding for its properties to determine whether it will be raised either through equity or debt financing. Although the Company has been successful in accessing the equity markets in the past, there is no guarantee that this will continue to be available. The ability of the Company to continue operations beyond 2006 is dependent upon obtaining the necessary funding to continue its exploration programs or the realization of proceeds from the sale of one or more of its properties and/or assets, of which there can be no assurance. The estimated amount to fund future exploration programs is approximately $8 to $10 million dollars; however, the Company’s capital requirements in the future are largely dependent on the success of the exploration activities.

Mineral Projects - Phuoc Son Gold Property

A copy of the technical report dated January 30, 2004 and titled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.” by Watts, Griffis and McOuat Limited (“WGM”) (the “Phuoc Son Technical Report”) may be found under the Company’s profile on SEDAR at www.sedar.com. Readers are encouraged to review the complete text of this document.

Project Description and Location

The Company is actively exploring the Phuoc Son Gold Property for primary gold deposits in addition to those already known. The Phuoc Son Gold Property is located in the western highlands of Quang Nam Province, in central Vietnam, approximately 8 km (14.5 km by road) northwest of the small town of Kham Duc and approximately 90 km (140 km by road) southwest of the costal city of Da Nang, the fourth largest city in Vietnam (see Figure 1).

The Company holds the Phuoc Son Licence, a 30-year investment licence, covering the 70 square km area of the project and a five-year renewable and amendable mining licence on the Dak Sa Deposits. To date, the Company has identified more than 30 gold prospects within the project area. The most advanced prospects are in the Dak Sa sector. The Dak Sa Underground Project is currently comprised of two deposits, the North Deposit and South Deposit (formerly, and referred to in the Phuoc Son Technical Report as, “Bai Dat” and “Bai Go”), which lie about one km apart.

The Company owns 85% and Minco owns 15% of PSGC, which holds the Phuoc Son Gold Project. After five years, as calculated from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco may choose to increase its interest in PSGC to 30% by paying the Company fair market value. After 20 years, Minco may increase its interest to a total of 50%, again by paying the Company fair market value.

The Company has received all major environmental approvals and has been granted a mining licence by the Government of Vietnam to mine and develop its two Dak Sa deposits. On January 23, 2006, a mining licence was granted over the Dak Sa Deposits, which allows the Company, within a 3.5 year period from date of grant, to construct the mine within 1.5 years and perform mining activities over two years. The Company expects that it will require an extension on the mining licence as these time frames will be inadequate for construction and mining. As at December 31, 2006, the plant site and portal area have been cleared at the Dak Sa Deposits, the road construction was approximately 70% complete and the explosives magazine had been designed and permitted.

In 2007, the Company will continue in the process of obtaining the construction licence and the import licence for mining equipment for the Dak Sa Deposits at the Phuoc Son Gold Property. The exploration licence has expired and the Company is in the process of applying for a new exploration licence. Currently, the Company is engaging in exploration activities under the investment licence. However, the expired exploration licence may impede future exploration activities. Please see “Risk Factors” for further details. Given the lengthy process involved in the application for an exploration licence, the Company does not anticipate receiving the exploration licence until third quarter of 2007.

To the best of the Company’s knowledge, the Phuoc Son Gold Property does not have any environmental liabilities at this point in time, but will have asset retirement obligations, which will be recorded based on disturbance over time.

Please see Figure 1 for the location of the Phuoc Son Gold Property, and Figure 2 for the location of deposits and the principal facilities.

THUA THIEN - HUE
HAI VAN PASS
SON TRA
DA NANG
HOA VANG
EASTERN SEA
LAOS
TRAO
HIEN
DIEN BAN
AI NGHIA
HOI AN
DAI LOC
DUY XUYEN
HA LAM
THANH MY
DONG PHU
THANG BINH
NAM GIANG
QUE SON
TAN AN
TAM KY
HIEP DUC
TIEN KY
TIEN PHUOC
KHAM DUC
PHUOC SON
BONG MIEU
TRA MY
QUANG NGAI
KON TUM
(IV)
(V)
CHINA
HANOI
Hai Phong
VIENTIANE
Hai Nam Island
Hue
Da Nang
THAILAND
CAMBODIA
Nha Trang
PHNOMPENH
Ho Chi Minh City
EASTERN SEA
LEGEND
Capital
City
Town
District center
DIEN BAN
District
National boundary
Provincial boundary
District boundary
National road
Provincial road
Railway
(IV) NVM Corp 1955/QD-DCKS Exploration licence
(V) NVM Corp 1953/QD-DCKS Exploration licence
0 5 25
Kilometres
Zone 48 Zone 49

Figure 1. Phuoc Son Gold Property

Figure 2. Project Site Plan for South and North Deposits

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Dak Sa Project area within the Phuoc Son Gold Property is by 140 km of bitumen road from Da Nang to Kham Duc. From Kham Duc to the mine area is approximately 14.5 km on a fairly poor dirt road. This access road will be upgraded during construction. The South and North gold deposits lie about one km apart and are linked together via a dirt road.

The climate is sub-tropical with average monthly temperatures ranging from about 27°C in June to 20.5°C in December, although it is reported that temperatures may fall below 15º C in the cold season. Average annual rainfall is 2,762.5 mm with the maximum average monthly value of 763.8 mm, which occurs in October.

The minimum average monthly precipitation value is for February and measures 30.9 mm. Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December. Storms often occur in Quang Nam Province in September, October and November and cause heavy rain and strong wind with an average speed of 65 km/hr and a maximum of approximately 140 km/hr.

The Phuoc Son Gold Property is located in the central highlands, an area that is one of the poorest regions of Vietnam. The local economy is primarily subsistence agriculture although local ongoing highway construction has provided a source of employment. Artisanal mining is ongoing on the property and while this activity has reduced from past periods it is not strongly discouraged by the government as it helps reduce unemployment and stimulate the local economy. The Company maintains good relations with the artisanal miners and is making efforts to keep artisanal mining in check. These artisanal miners may be suitable candidates for the Company’s future development and mining operations.

Nearby communities include Phuoc Duc Commune (population ~1,990) and Kham Duc District Town (population ~6,560), where Olympus has its local headquarters. Kham Duc has a district hospital with out-patient facilities and limited trauma casualty facilities, but health care and education facilities are considered inadequate, with a distinct division in the standard of services and socio-economic opportunity available to ethnic minorities.

Electricity is provided from the Vietnam national grid supplying 1.6 MW at 22 kV supply. Telecommunications facilities are good and include internet and cell phone service. Water, although often polluted by the artisanal mining, is readily available on and near the Property. The population density within the Dak Sa Valley is approximately 25 per square km. Except for small-scale slash and burn agriculture, the topographic relief in the area of the project area is unfavourable for farming activities.

History

Gold was reportedly first mined in the area during French colonial times, but no written record exists to confirm this. Illegal mining in the area has been prevalent since the 1990s, peaking in 1996-1997, when thousands of artisan miners were mining alluvial and hard rock gold-bearing mineralization at Dak Sa, K7, Hoa Son, Vang Nhe and Khe Rin.

Systematic geological surveys conducted by the Department of Geology and Minerals of Vietnam (“DGMV”) during the period between 1976 and 1985, led to the compilation of geological and pan concentrate stream sediment survey maps. In 1996 a joint Bulk Leach Extractable Gold (“BLEG”) survey program was conducted by the Geological Survey of Vietnam (“GSV”) and the Institute of Geophysics (“IGF”) covering 2,590 square km of the Phuoc Son area.

Olympus became involved in the Phuoc Son Gold Property in September 1997 by becoming a major shareholder in NVMC, and Olympus took over management of the exploration programs in 1998.

Exploration licences covering some of the gold anomalies outlined by this survey were applied for by the Company in 1998. Two licences, totalling 100 square km, were granted by the Ministry of Industry (“MOI”) for an initial two-year term. In the years from 1999 to 2001, the Company conducted its initial delineation drilling program of the Dak Sa Deposits.

In September 2002, the Company commissioned a scoping study to assess the project potential in the Phuoc Son Gold Property area, and the results indicated the project had economic potential. In January 2003, the Company commissioned the Preliminary Feasibility Study, completed in April 2003, together with a more detailed work program required to define the project parameters.

Geological Setting

Two major stratigraphic units are present on the Phuoc Son Gold Property: the Kham Duc Formation (Proterozoic), which consists largely of sedimentary rock; and the Avuong Formation (Paleozoic), which is distinctive as it hosts significant amounts of mafic volcanic rock types.

The most significant fault related to mineralization on Phuoc Son Gold Property is the Dak Sa Fault Zone (“DSFZ”). The DSFZ runs North-South for over five km through the centre of the Dak Sa Zone which hosts the South Deposit and North Deposits. The DSFZ appears to be primarily a thrust fault and features prominent gold mineralized quartz vein/breccias.

Exploration History

Since the Company became directly involved with the Phuoc Son Gold Property in 1998 there have been several stages of exploration (carried out through and by NMVC). Selected portions of the property, including some safely-accessible artisanal underground workings, have been subjected to geological mapping, bedrock, float and channel sampling, soil geochemical surveying, magnetic surveying, self-potential geophysics and diamond drilling. The exploration stages are described as follows:

•
Stage 1 (October 1998 - March 1999): reconnaissance surveying of the then 100 square km licence area, identification of the three major mineralized shear structures, and commencement of detailed exploration over the first of these structures (the Dak Sa shear zone);

•
Stage 2 (April 1999 - December 1999): continuation of detailed exploration over the southern end of the Dak Sa shear zone (including mapping/sampling and diamond drilling six holes at the South Deposit) and follow-up exploration at other sites within the balance of the licence area;

•
Stage 3 (January 2000 to June 2000): grid soil sampling in the Dak Sa & K7 shear zones, rock sampling, geological mapping, pan concentrate survey, diamond drilling of 29 holes at the South Deposit and North Deposit, Bai Cu, and Bai Chuoi, within the Dak Sa shear zone;

•
Stage 4 (July 2000 to December 2000): detailed geological mapping, nine square km soil survey north of North Deposit, rock geochemistry, petrology and diamond drilling of 17 holes at the South Deposit and North Deposit, Bai Cu, and Bai Chuoi;

•
Stage 5 (January 2001-December, 2001): continuation of drilling with 31 additional holes at the North Deposit, Bai Gio and Bo prospects, as well as geological mapping, rock and soil geochemistry, pitting, surface and underground channel sampling, petrology, and gridding at other prospects including K7, Hoa Son, Tra Lon, Suoi Cay, Vang Nhe, Khe Rin, Khe Do and Khe Cop;

•
Stage 6 (January 2002 to December, 2002): scout drilling at the Khe Rin, North Khe Do, Khe Do, Bai Buom, Tra Long and K7 prospects (32 drill holes), as well as pitting at Nui Vang, geological mapping/sampling, soil geochemistry, ground magnetometer surveying at Khe Rin-Khe Do and Bai Buom, reconnaissance mapping elsewhere, including Vang Nhe, Tra Long, K7 and Hoa Son; commencement of mine scoping studies at Dak Sa; and

•
Stage 7 (January 2003 to December 31, 2003): in-fill, step-out and geotechnical diamond drilling at the South Deposit and North Deposit, Bai Chuoi and Bai Cu (27 holes); preparation of mineral resource estimates for the South Deposit and North Deposit; continuation of the scoping studies. A diamond drilling program was completed at Bai Chuoi sector (between the the South Deposit and North Deposit) and soil geochemical surveys were being conducted elsewhere on the property.

In 2004, deep C-horizon soil geochemistry, ground magnetic and radiometric surveying were completed at the South Bai Cu, Round Hill, Ca Creek, Dak Sa, North Dak Sa, Bai Gio East, Bai Gio North, Hoa Son, K7 East and Tra Long prospects. A small orientation SP (self potential geophysics), program was completed at Nui Vang prospect. Geological mapping was conducted at Dak Sa, Quartz Creek, South Bai Cu, Round Hill, K7 and Ca Creek prospects. A BLEG and stream sediment sample program was completed over the northern section of the Phuoc Son Gold Property not covered by previous surveys. Diamond drill programs were carried out at Bai Cu (4 holes), Bai Chuoi (one hole), Round Hill (5 holes), Nui Vang (3 holes), K7 (3 holes), Bai Gio North (6 holes), and Khe Rin (7 holes), prospects. Two metallurgic drill holes were completed at Dak Sa - South Deposit (one hole), and North Deposit (one hole). A geophysical consultant from Canada visited the property and re-processed all previous magnetic data to facilitate improved anomaly resolution. Based on favourable results, exploration continued into 2005.

In 2005, Self Potential (“SP”), geophysical programs were completed over the Dak Sa sector, Hoa Son, Bai Gio North, Bai Gio East and Bai Cu prospects. Trenching and sampling at Bai Gio North and Bai Gio East was completed. Geological mapping was completed at Bai Gio North, Bai Gio East, Hoa Son and Bai Chuoi. Exploration diamond drilling programs were conducted at Bai Go North (one hole), North Deposit (9 holes), South Deposit (16 holes) and Bai Chuoi (3 holes). An intensive re-logging program was carried out on North Deposit drill core during the year, combined with structural studies and new drill sections prepared and reviewed for Dak Sa. Mineral resource estimates were completed to update the South Deposit ore body, incorporating the results of the in-fill drill program. The results of exploration were favourable in 2005, especially in the Dak Sa area, resulting in further exploration work in 2006.

As of December 31, 2006, the Company completed 63 drill holes totalling approximately 11,330 metres, mainly focusing on the North Deposit, South Deposit and other exploration holes on various priority targets in the Dak Sa area. Based on the drilling results during 2006, the Company has increased its estimate of the physical size of the North Deposit significantly to greater than 900 metres in a north-south orientation, and believes the deposit remains open in both directions. See “Drilling” below for further details, including a discussion of reliability of drill data.

On March 7, 2007, the Company released updated mineral resource estimates for the North Deposit and South Deposit, incorporating the results of drilling up to October 2006. See “Mineral Resource Estimates” below for further details.

Mineralization

The most significant of 23 showings on the Phuoc Son Gold Property are the South Deposit and North Deposit in the Dak Sa area.

The South Deposit is located in the southern portion of the Phuoc Son Gold Property along the Dak Sa Zone. Based on exploration results to date, the Company has delineated one main mineralized quartz vein, which varies in thickness from one metre to more than 10 metres, and contains pyrite, pyrrhotite, galena, sphalerite, and native gold. The total sulphides vary from less than 1% to more than 60%.

The North Deposit quartz vein system varies in width and in places measures up to 32 m wide. The Au-Ag-Pb-Zn mineralization is primarily fracture-controlled in quartz. Drilling has delineated a central high-grade zone.

The Phuoc Son Gold Property hosts approximately 23 other occurrences and further exploration is required to evaluate the economic viability. Four of these occurrences are located in the Dak Sa area and have significant exploration potential that could result in development.

Drilling

Drilling from 1999 until early 2002 was predominantly HQ size, reducing to NQ only when down hole problems were encountered, or depth exceeded the HQ capacity of the rig in question.

Drilling within the North Deposit and South Deposit of the Dak Sa Zone to December 31, 2003 totalled 13,251.08 m of drill core in 92 holes. The drilling was conducted in three phases: (a) Initial scout drilling during Sept 1999 to October, 2000; (b) Step-out drilling during January to October, 2001; and, (c) Confirmation in-fill drilling during January to March, 2003.

The initial scout and step-out drilling was conducted by the Intergeo Company of Hanoi, using HQ and NQ sized equipment on heavy, non-wireline rigs of Chinese and Russian origin. Since early 2002, a lightweight, high-capacity, fully hydraulic, man-portable wireline rig, equipped with thin wall NTW and BTW drill strings (operated by Kluane International Drilling Inc. of Vancouver) has been used, largely to avoid the use of a tractor and consequent road building. The trade-off is in somewhat reduced depth capacity and the lengthened supply lines. Difficulties importing replacement equipment have resulted in at least one lengthy shutdown in production during late 2003.

All drill collars have been accurately surveyed by the Centre for Land Administration and Technology of the General Department of Land Administration of Vietnam and by Intergeo. Independent checks of the collar coordinates and elevations of selected drill holes by an Australian land surveyor revealed no discrepancies.

Apart from very broken and fractured ground within fault/shear zones and karsted marble units, core recoveries of 91% to 95% have been achieved within mineralized zones and wallrock immediately adjacent to these zones. None of the holes used in the Mineral Resource estimates have an unacceptable core recovery rate.

Downhole surveying has been conducted in only seven South Deposit holes and 10 North Deposit holes and this surveying has only been done during the recent programs. The South Deposit holes have been surveyed using either Sperry Sun single shot or Pajari instruments. The first North Deposit holes measured were surveyed using a Chinese-manufactured Pajari-type instrument provided by Intergeo. Later holes were surveyed using a Sperry Sun single shot instrument. H&S analysed the limited survey data and identified excessive deviation in one South Deposit and two North Deposit readings and after consultation with Olympus field geologists accepted the South Deposit questionable reading and excluded the questionable readings from North Deposit from the data set.

Despite some concern over the lack of survey data from early drill holes, the Company is satisfied that because of the large core size, heavy equipment, long rods and core barrels and experienced drillers, hole deviation during the early/Intergeo drilling was insignificant.

See “Exploration History” above for further details regarding drilling on the Phuoc Son Gold Property.

Sampling and Analysis

Throughout the exploration program at the Phuoc Son Gold Property, industry standard sampling methods have been used for the following sample types: -80 mesh BLEG stream sediment sampling, soil geochemical sampling, rock chip outcrop sampling and grab float sampling, channel sampling of outcrops and underground exposures in artisanal mine workings, profile pit sampling, auger sampling and diamond drill core sampling.

Mineralized drill core intersections as marked by a geologist are sampled from hanging wall to footwall in lithologically controlled splits. Any significant veining, silicified or disseminated sulphide zones within the wall rocks or elsewhere in the sequence are also split out for sampling. The maximum sample length is 2.0 m, but most splits are 1.0 m or less.

All splitting is carried out by diamond saw. One half is sent for assay, while the other is retained for subsequent metallurgical or other testing and historic reference. Core is often re-logged after sawing to check for the presence of visible native gold. Any sections containing visible gold are sent for screened fire assay.

Where additional check or special purpose samples (e.g. petrographic or metallurgical) are required, the reference half core is longitudinally diamond sawed again, so that at least one quarter core remains as a reference.

All core is separated into probable high-grade and low-grade sections on the basis of a visual assessment of sulphide content. Samples designated as likely high-grade are bagged and despatched directly (as intact half or quarter core) to the laboratory for preparation and analysis without further on-site preparation.

Samples considered to be high-grade (on the basis of visible gold or high sulphide content) are dispatched to the laboratory without further preparation. Rock or half core samples designated as being likely low-grade are prepared at the Kham Duc sample prep facility. They are crushed in a primary jaw crusher to minus 1.5 cm and subsequently crushed using a secondary hammer crusher to reduce the total sample to minus 1 mm. The resulting sample is collected in a steel pail. Both crushers are cleaned with compressed air and a synthetic brush between samples. The sample is divided with a Jones riffle splitter to produce a 500 g split, which is placed in a sample bag numbered sequentially (by both marker pen and paper tag) and the remaining splitter reject from each sample is placed in a plastic bag bearing the same number as the assay sample for duplicate reference and storage. Each sample number and description is recorded on the drill log and in a sample ledger.

Samples are air freighted to Australia for analysis.

Rock and drill core analysis has primarily been by fire assay for gold (50 g charge with an AA finish) plus AA for Ag, Pb and Zn, following aqua regia digestion. More recently Cu, Fe and S have been added to the assay suite. All samples containing visible gold are assayed by screened fire assay.

The bulk of the analytical work has been performed by Genalysis Laboratory Services Pty Ltd. of Perth, Australia. Umpire and check analyses have been performed by Analabs Pty Ltd. (Perth and Townsville laboratories) and by ALS Chemex of Vancouver. All of these laboratories are ISO 9002 certified.

The Company has a systematic QA/QC program in place. The protocol includes the use of duplicates, blanks, standards and umpire sampling to monitor on-site sample preparation effects and laboratory precision and accuracy.

Duplicate Samples: Sample preparation quality is monitored by the insertion of a duplicate sample into every batch (nominally 50 samples) of prepared samples sent for assay. The original and duplicate sample assays are statistically compared. A Student’s t test on 108 pairs of assays was t = 1.21, well below the Si = 5% t value (1.98). The coefficient of correlation r = 0.966 (97%). The two assay populations were therefore considered virtually identical, indicating that the quality of on-site sample preparation is acceptable. Because high-grade samples are not prepped on site, duplicates were not initially incorporated into this sample line. This situation was corrected during the 2002 program.

Blank Samples: The possibility of laboratory contamination is monitored by the insertion of a blank sample into every batch. Blanks are produced from local barren marble prepared to resemble the other prepared samples and inserted at the start of every batch. Most of the blanks have returned assays below the limit of detection therefore no evidence of contamination was shown.

Standards: Each sample batch also contains two commercial standards (S5 = 4.97 g Au/t and S6 = 13.89 g Au/t, prepared by Rocklabs Ltd. of Auckland, New Zealand). These standards are inserted in every sample batch at 25-sample intervals. Frequency histogram plots of laboratory assays revealed that the mean values respectively reported within acceptable precision limits of the standard value (88.57% and 92.53%, respectively).

Umpire Sampling: Selected high-grade sample pulps have been transferred from the Genalysis Laboratory in Perth for re-assaying by Analabs. The results indicate that differences fall within acceptable limits.

Screen Fire Assays: Screen fire assays are conducted on all samples that contain VISIBLE GOLD or are considered high-grade because of elevated sulphide content. Statistical comparison of the screen fire assays with non-screened fire assays shows no significant difference.

Internal Checks: Genalysis Laboratory conducts routine internal checks, by repeat assaying some 10% of all samples. No significant discrepancies have been reported by them.

Security of Samples

All drill core is removed from drilling sites to secure sample preparation facilities in Kham Duc as soon as practical. All samples are packaged securely and each sample batch promptly driven to Da Nang for air freight direct to the laboratory, accompanied by sample dispatch sheets and bills of lading, copies of which are retained with the sample ledger.

Mineral Resource Estimates

CAUTIONARY NOTE TO INVESTORS:
MINERAL RESOURCES WHICH ARE NOT MINERAL RESERVES
DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY.

Summary of Phuoc Son Gold Project Mineral Resource Estimates: **

Measured & Indicated Mineral Resources
Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Measured	157,000	13.21	66,650
Indicated	336,000	13.21	142,850
Total Measured plus Indicated Resources	493,000	13.21	209,500
Additional Resources * (Inferred resources are in addition to measured and indicated resources)
Category	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Total Inferred	273,000	10.78	94,700

Notes:

* Employed a 3.0 g/t grade cutoff which is determined based on reasonable prospects of economic extraction in accordance with the definition of a resource.

** Updated by Olympus (March 2007) from the prior resource audited by Watts, Griffis and McOuat Limited (“WGM”) and published in a Technical Report dated January 30, 2004. A copy of the Technical Report titled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.” by WGM can be found in the Company’s filings at www.sedar.com. The WGM review and report were carried out and prepared in compliance with standards of National Instrument 43-101 in terms of structure and content and the Mineral Resource audit and classification were carried out in accordance with the provisions of NI 43-101 guidelines and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions.

Mineral Projects - Bong Mieu Gold Property

A copy of the technical report dated September 17, 2004 and titled “A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.” by Watts, Griffis and McOuat Limited may be found under the Company’s profile on SEDAR at www.sedar.com. Readers are encouraged to review the complete text of this document.

The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, with commercial gold production starting in the fourth quarter of 2006. Current ore throughput at Bong Mieu Central mine pilot plant to date is about 500 tonnes per day. Electric power for the plant is provided by the national grid with back-up power generation provided by the Company-owned generators which have the capacity to run the full operation. The main equipment utilized at the Bong Mieu Central open pit mine includes the following: ball mills, generators, assay lab equipment, flotation cell, crusher / conveyor system and Gekko Gold processing plant. The general manpower requirement at Bong Mieu is approximately 150 workers on average. Processing plant and lab maintenance routinely occurs with the operations.

Starting in 2005 and continuing into 2006, mine construction at the Company’s Bong Mieu Central Gold Mine was completed. After the initial gold pour on February 15, 2006, it was determined that the process needed to be reconfigured. The logistic supply chain for importing equipment into Vietnam is lengthy and deliveries take six to eight weeks after order placement. Consequently, new equipment installation and resulting system optimization has taken place during the course of second and third quarters of 2006. A fine grind circuit is expected to be operational in 2007.

Commercial production began at Bong Mieu Central (VN220) on October 1, 2006. Current ore throughput at Bong Mieu Central (VN220) to date is about 500 tonnes per day and throughput is not expected to reach the original estimate of 800 tonnes per day. The cost of the property, plant, equipment and infrastructure and deferred exploration and development costs for the Bong Mieu Central (VN220) mine is approximately $6.4 million after recording an impairment charge of $4.28 million in the fourth quarter of 2006. Electric power for the plant is provided by the national grid with back-up power generation provided by the Company-owned generators which have the capacity to run the full operation.

Exploration work to date has resulted in one new significant discovery in the Bong Mieu East area (Thac Trang), a number of new, previously unexplored surface showings and indicated that all existing deposits remain undefined in several directions. Based on exploration results between 2004 to 2006, the potential for additional discoveries and resource expansion at the Bong Mieu property is considered excellent.

Project Description and Location

The Bong Mieu Gold Property is located in the Tam Lanh Commune of the Tam Ky District, in the southeast corner of Quang Nam Province in central Vietnam, approximately 20 km south of the provincial capital of Tam Ky which lies about 60 km south of the city of Da Nang along Highway 1 (see Figure 3).

The Company has been involved with the Bong Mieu Gold Property since September 1997, when it acquired its interest by acquiring 100% of Bong Mieu Holding, Ltd., which holds an 80% ownership interest in Bong Mieu Gold Mining Company Limited (“Bogomin”), a joint venture enterprise incorporated in Vietnam, which has surface rights on the Bong Mieu Gold Property. The other 20% of Bogomin is owned by two Vietnamese governmental organizations, MIDECO (10%) and Minco (10%).

The Company manages the exploration programs on the property on behalf of the joint venture. The property covers three known deposits, namely “Bong Mieu Central” (formerly “Ho Gan”), “Bong Mieu East” (formerly “Ho Ray”) and “Bong Mieu Underground” (formerly “Nui Kem”), and several other mineralized occurrences. Bong Mieu Central has proven and probable mineral reserves, resulting in the related mine construction.

The property is covered by a 25-year Investment Licence covering 3,000 ha. granted in March, 1991. The Investment Licence covers three deposits: an open pit (“Bong Mieu Central”), a potentially open-pittable deposit (“Bong Mieu East”), and an underground deposit (“Bong Mieu Underground”) that was operated by the French from 1896 to 1941. The Company also holds Mining Licences within the Bong Mieu Gold Property area.

The Bong Mieu Central gold deposit is located some two km south of the Bong Mieu camp and offices on the southern side of the Bong Mieu River. Figure 4 shows the location of the Bong Mieu Central, Bong Mieu East and Bong Mieu Underground deposits and the other principal occurrences on the property.

The investment licence, No: 140/GP, dated March 5, 1991, as amended in 1993, permits two parties; namely MIDECO, a Vietnamese Company, and the Company to establish a joint venture in Vietnam named Bong Mieu Gold Mining Co. Ltd. (“Bogomin”). Bogomin must pay a 3% net smelter return royalty to the Vietnamese government, and pay specified rent of US $200 per hectare per annum for land. The joint venture profits shall be shared as follows: 20% for MIDECO and 80% for the Company.

On July 22, 1992, Bogomin obtained a mining licence to allow the mining of gold at the Bong Mieu gold mine whereby the total mining area is 358 ha including open pit area of 230 ha, underground mine of 100 ha and tailings area of 28 ha. The mining licence has a term of 25 years starting at the date of the issuance of the investment licence. Each year a mining report must be submitted to the Ministry of Heavy Industry and the State Mineral Resources Management Department.

On October 9, 1993, a Land Use certificate was issued to Bogomin by the People’s Committee of Quang Nam-Da Nang Province for the Bong Mieu gold mine. The certificate covers a 365 ha area of which 300 ha is gold mining land, 32.3 ha is waste dumping land and 2.7 ha is for basic construction. The Land Use Certificate has a term of 25 years from September 1992 to September 2017.

The Bong Mieu exploration licence is in the process of being renewed. This licence is anticipated to be obtained by third quarter 2007 and is separate from the other licences. If we are unable to obtain our exploration licence, this could impede our future exploration activities. Currently, the Company is engaging in exploration activities under the investment licence.

Figure 3: Location of Bong Mieu Gold Property. Graphic provided by WGM.

Figure 4: Bong Mieu Central Mining Map

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Bong Mieu Project area is by 90 km of bitumen road from Da Nang, via Tam Ky to Tien Phuoc. The Bong Mieu Central Mine is accessed from Bong Mieu via previously constructed dirt tracks. Some of these are heavily eroded in places but can easily be reformed by bulldozer and faced with rock to provide all weather access.

The monsoon tropical climate has temperatures varying from a high of 42°C in summer to 16°C in winter, although it is reported that temperatures may fall below 15°C in the cold season. Rainfall records from the weather station at Bong Mieu show an average annual rainfall of 4,086 mm over the 2 year (August 1993 to July 1995) with a minimum annual rainfall of 2,935 mm and a maximum annual rainfall of 5,265 mm. Generally, 80% of the total annual precipitation occurs within the wet season (September to December) with the greatest precipitation occurring in October. January through August is generally drier month, with less than 180 mm of precipitation per month and January to April are typically extremely dry. Regionally, the relative humidity is high and reasonably consistent year round, ranging from an average of approximately 83% in April to 93% in November and December.

Most of the Property is relatively rugged with steep slopes and valleys. Maximum elevation is approximately 500 metres above sea level. The flattest portion of the property is cultivated but the remainder has second - third - growth forest.

The Property is near the commune of Tam Lanh which comprises 10-12 villages with a population estimated at approximately 5,000 to 10,000. The commune provides a medical clinic and primary schools. The local economy is based on agriculture although some employment is found in local construction and a small amount of artisanal gold mining, both on the Property and outside.

Electrical power via the national grid is close to the Property and reaches the villages. Water is available on the Property from the local rivers.

History

Mining activity is reported to have taken place in the project area since the first millennium A.D. by the tribal Cham people who recovered alluvial gold from the Bong Mieu River and coarse visible gold from adjacent areas, however, it was during the French colonial period from 1895 through 1941 (with a hiatus between 1919 and 1933) that the main mining activity was conducted. French companies focused on the underground exploitation of the Bong Mieu Underground deposit. This exploitation ceased following the Japanese invasion during World War II when Vietnam was under the administration of the French Vichy Regime. Some production was undertaken post-war but no details are available. It appears that this activity stopped as rebel activity against the French increased.

Underground production by the French is reported to be in the order of 450,000 tonnes averaging 5.6 g Au/t. The French also produced silver (some 638 kg up to 1936) and galena (104 tonnes between 1895 and 1919). There are no mining records of the apparently limited open pit operations conducted by the French at several locations, such as Bong Mieu Central and Bong Mieu East.

The absence of accurate records makes any estimate of historical production figures very difficult. Based on site inspections by Continental Resource Management Pty Ltd (“CRM”) of Australia in 1992 (carrying out exploration activities for Bogomin), mining activity prior to French colonial activity appears to have been relatively minor. In some cases, the Cham people may have substantially depleted the richer parts of the near surface resource.

Following the end of the Vietnam War in 1975, a number of geological surveys were carried out in the area by Division 503 of the Geological Survey of Vietnam (“GSV”). As a result of this work, the Bong Mieu Gold Mining Enterprise was formed by the Provincial authorities for the purpose of underground mining at Bong Mieu Underground and recovering alluvial gold from the Bong Mieu River system.

The amount of gold produced by the Bong Mieu Gold Mining Enterprise (1975-1988) is unknown as few records are available.

In October 1988, an agreement was signed covering the Bong Mieu area between MIDECO and Covictory Investment Ltd. (“Covictory) of Hong Kong. Covictory carried out a series of exploration programs, which led to the definition of a resource at Bong Mieu Central as well as the discovery of new indications of gold mineralization in the surrounding area. Finansa Thai Ltd, through a company organised and existing under the laws of Thailand, Bong Mieu Holdings, Ltd., acquired substantial equity in Covictory in 1992 and entered into a loan agreement with Bogomin in mid-1993. Exploration on the property, in particular at Bong Mieu Central and Bong Mieu East, continued until 1994.

Indochina Goldfields Limited (“IGL”) gained control of the project early in 1994 through agreements with Bong Mieu Holdings, Ltd.

Between the late 1980s and 1996 Bogomin, using the services of CRM up to 1994, completed stream sediment geochemical surveys, geological mapping (1:5,000), a ground magnetic survey and a soil geochemical survey over the entire Bong Mieu Gold Property. This work provided insight into the structure and lithologic settings of the Bong Mieu gold deposits. The geochemical map of gold in soils, in addition to clearly indicating areas of known gold, highlighted several new zones for investigation and drilling. These regional exploration efforts led to the focus of activities on five areas, namely Bong Mieu Central, Bong Mieu East (including Ho Ray West), Bong Mieu Underground, Bong Mieu North and Suoi Tre.

Drilling and trenching were carried out on several of these prospects and resource estimates and metallurgical, geotechnical and other studies including a prefeasibility study covering Bong Mieu Central and Bong Mieu East were completed.

The Company acquired Bong Mieu Holdings, Ltd. from IGL in September 1997.

Geological Setting

The Bong Mieu property is situated in central Vietnam, 20 km south of one of the main branches of the Phuoc Son Suture, which is probably one of the most important structural controls of gold metallogeny in central Vietnam.

Bong Mieu Central

The Bong Mieu Central deposit is flat lying, occurs on surface over an area of 1000 metres by 800 metres and extends in most places to a known vertical depth of up to 15 metres. The gold mineralization is hosted within altered, intrusive rocks, breccias and quartz veins.

Bong Mieu East (Ho Ray Deposit & Thac Trang)

Mineralization is hosted by quartz veined and sulphide bearing skarn, granite gneiss and schists that dip moderately to the northeast.

Bong Mieu Underground

The mineralization is dominantly hosted by quartz-sulphide veins and shear zones contained within a sequence of altered sedimentary schists that dip shallowly to the south.

For the above three deposits, typical gold mineralization contains sulphides consisting primarily of pyrite and locally pyrrhotite up to 10%.

Exploration

From 1997 until late 2001 the Company, through Bogomin, carried out no work on the Bong Mieu Gold Property. During this period a small staff was employed to maintain a presence at the field office, to keep the Property secure and discourage artisanal mining as much as possible.

In mid-2002, the Company renewed work at Bong Mieu. The property database was reviewed, mapping and sampling carried out and historic mineral resource estimates reassessed, all in part by a geologist who had worked on the property previously. A start was made on preparing updated JORC-compliant mineral resource estimates and recommendations were made for additional work.

In 2003, regional and property-scale geological mapping and geochemical rock sampling was completed. By the end of 2003, several areas were identified as meriting follow-up work.

2004 Work

Bong Mieu Central

Infill and delineation diamond drilling programs comprising 228 holes were undertaken on the Bong Mieu Central deposit. The holes were drilled vertically, on approximately 25 metre centers to depths ranging from 5.0 to 36 metres. The objective of the drill program was to expand and/or define the limits of the deposit to enable detailed engineering of the pit outlines and the preparation of production schedules.

The program was successful in extending the limits of the known mineralization as well as establishing the continuity of mineralization between the previously defined resource outlines in all three areas.

Bong Mieu East (Ho Ray Deposit & Thac Trang)

At Thac Trang immediately southeast of the Ho Ray deposit a 15-hole program was completed in July 2004. It encountered encouraging results which management believed warranted additional exploration in 2005.

During the year ended December 31, 2004, deferred exploration and development costs of $2,847,014 were incurred for the Bong Mieu Gold Property.

2005 Work

Bong Mieu Central

New mineral resource estimates were completed in March of 2005 for the Bong Mieu Central open pit deposit following completion of the 2004 drilling and receipt of all results. The updated Bong Mieu Central mineral resource estimates (using a 1.0 g Au/t lower cutoff and a 10.0 g Au/t top cut) are shown in 4D.2 (f). The development of the mine commenced with the construction of the plant, tailings dams and related infrastructure.

Bong Mieu Central

Three shallow exploration and condemnation holes 54 metres were completed. Engineering, metallurgical and environmental studies were successfully completed.

Bong Mieu East - Ho Ray Deposit, Thac Trang and Rung De Prospects

A diamond drilling program during the early part of 2005 continued to evaluate the Thac Trang discovery.

Bong Mieu Underground

Five widely spaced exploration holes were completed at the Bong Mieu Underground deposit located approximately 1.5 km from the Bong Mieu Central deposit. The drill program successfully confirmed the down-dip continuation of the main Bong Mieu Underground structure over a strike length of approximately 1.7 km and to a depth of 250 metres below the deepest underground development level. Gold assays ranging from 1.65 g/t to 2.68 g/t were returned. The drill program resulted in expanding the structure.

2006 Work

Exploration, infill and metallurgical drill programs continued in the Bong Mieu East area. As of December 2006, Olympus has completed 66 drill holes totalling approximately 3,020 metres. Metallurgical test-work on representative Bong Mieu East mineralization types is currently underway. The results of this work and the updating of the Bong Mieu East resource estimates are expected in second quarter 2007.

Preliminary exploration programs, including drilling, have been initiated to evaluate the economic potential of two new prospects, Bong Mieu East and Bong Mieu West. At Bong Mieu Underground, the exploration decline portal has been completed and the first 70 metres of the tunnel has been developed.

Mineralization

Olympus is exploring the Bong Mieu project area for primary gold deposits. The majority of gold deposits and prospects on the property lie within the core and on both limbs of the Bong Mieu anticline. Mineralization at all locations, except that at Bong Mieu East, occurs within shears that host quartz+sulphide veins, brecciated quartz+sulphide+schist and/or sulphide bearing schist. The Bong Mieu East mineralization occurs within calc-silicate lithologies and underlying quartzite, biotite schist and gneiss. The mineralization has an apparent stratabound distribution. The most significant mineral occurrences on the property are the Bong Mieu Central, Bong Mieu East and Bong Mieu Underground. Resource and reserve estimates for these deposits are summarized as following:

Bong Mieu Central (Bong Mieu Central)

Gold mineralization is located within several closely stacked shallow dipping shears that host quartz+sulphide veins, brecciated quartz+sulphide+schist, and/or sulphide bearing schist (occasionally oxidized and carrying limonite/goethite). Some shears have demonstrated lateral extent to some 2 km. The most common sulphide is pyrite. Galena and arsenopyrite also occur.

Much of the deposit outcrops or occurs shallowly beneath the surface and varies in thickness, with a maximum thickness of 11.6 m.

Ho Ray and Thac Trang (Bong Mieu East)

The Ho Ray and Thac Trang gold (plus minor sulphide) mineralization occurs within calc-silicate rocks.

The gold is often associated tungsten mineralization which occurs as scheelite.

Bong Mieu Underground (Bong Mieu Underground)

Gold mineralization is hosted by quartz+sulphide veins that occupy shears in the underlying quartz+feldspar+biotite schist and gneiss. They have been exploited over a strike length of some 2 km and down dip for at least 350 m. The common sulphide minerals are pyrite, galena, sphalerite, lesser pyrrhotite and. The veins vary in thickness up to 2.2 m and average 1.0 m.

Other Occurrences

The Bong Mieu property hosts five other gold occurrences that warrant additional exploration to determine economic viability. These occurrences are located in Bong Mieu area and have significant exploration potential that could result in development.

Drilling

Drilling was carried out at Bong Mieu Central and Bong Mieu East while Indochina Goldfields Ltd held an ownership interest in Bogomin and managed the work programs at Bong Mieu. A limited amount of RC drilling was carried out at Ho Ray West, Bong Mieu North and Thac Trang but the bulk of the drilling was at Bong Mieu Central and Bong Mieu East as described below:

•
Bong Mieu Central - The drilling comprised 51 RC holes totalling 1,864 m (depths 27.5 m to 85 m). Drilling was carried out in 1994 and 1996 by Drillcorp Ltd and Radial Drilling Pty Ltd both of Australia. Holes were inclined at 60° (46 holes) and 90° (5 holes) and the majority were drilled along two parallel northeast oriented lines spaced 250 m apart and along one (perpendicular) northwest line. Spacing was approximately 40 m along the lines. In addition a limited number of scout exploratory holes were drilled on the main access track that traverses the area; and

•
Bong Mieu East - The drilling comprised 96 RC drill holes totalling 5,942.8 m (depths from 30.0 m to 123.5m). Twenty-one diamond core holes (DD holes) totalling 1,235.45 m (depths from 30.0 to 107.7 m) were also drilled. One of these was a deepened RC hole. HQ (63.5 mm) and NQ (47.6 mm) core diameters were used to ensure good recoveries and a large mass of sample. The drilling was carried out by Radial Drilling Pty Ltd of Australia during 1994, 1995 and 1996. Drill holes were inclined at 60° (97 holes) and 90° (19 holes). Most of the holes were drilled along eleven parallel, 060° oriented lines, spaced 50 m and 100 m apart and in the eastern part nine holes were drilled as single or double tests under widely scattered old surface workings and associated altered rocks. Drill hole spacing ranged from approximately 30 m to 60 m along the lines. RC hole HRRC32 was twinned by core hole HRD102 and the results were similar. HRD102 intersected 2.24 g Au/t over 21 m and HRRC32 intersected 2.42 g Au/t over 20 m.

The 2004 drilling has been done by the Intergeo Division of DGMV (a government organization) of Hanoi using a standard rig (as opposed to wireline). Early in the program drilling was only carried out during daylight hours but this later became 24 hours a day. Core has largely been PQ sized (83 mm in diameter) with some HQ.

The holes, with the exception of one, were drilled azimuth 270° at -60°. Olympus and historic drilling details for the Property to June 30, 2004 are summarized in the table below.

BONG MIEU PROPERTY - DRILLING STATISTICS
Showing/ Location	Year	Type	Holes	Metres
Bong Mieu Central	1994	RC	46	1,702.0
	1995	RC	5	162.0
(Infill)	2004	DD	34	520.5
(Step-out expl. and condemnation)	2004	DD	12	1055.0
Sub-total Bong Mieu Central			97	3,439.5
Bong Mieu East	1994	RC	79	4,725.0
	1995	RC	13	819.8
	1995	DD	3	189.0
	1996	RC	4	398.0
	1996	DD	18	1,046.45
Sub-total Bong Mieu East			117	7,178.25
Other Areas
Ho Ray West	1995	RC	18	1,043.0
Bong Mieu North	1995	RC	22	1,339.0
Thac Trang	1994	RC	8	360.0
	2004	DD	15	772.0
Sub-total Other Areas			63	3,514.0
Total (at June 30, 2004)			277	14,131.75

Exploration, infill and metallurgical drill programs continued in the Bong Mieu East area. As of December 31, 2006, the Company has completed 66 drill holes totalling approximately 3,020 metres on the property. No drilling activities occurred in the fourth quarter of 2006. The 2006 drilling was mainly focused on the Bong Mieu East (VN240) area which hosts two potentially open pittable gold-tungsten-fluorine deposits. Highlights of 2006 drilling indicate:

•	significant tungsten mineralization is discovered to be associated with the gold bearing zone.

•	gold-tungsten (W) grades up to 21.5 g/t gold, 0.79% W for a 30.12 g/t gold equivalent grade over 4.0 metres

•	the associated tungsten greatly enhances the potential value of the mineralization.

•
275 metre step-out (hole 183) to the north of the Bong Mieu East (VN240) deposit encountered similar gold mineralized lithologies, thus significant untested potential is believed to exist to the north.

Drill program highlights from 2006 are summarized in the table below:

HOLE	FROM	TO	Width	Au	W	Au Equivalent
(m)	(m)	(m)	(g/t)	(%)	(includes W value)
HRDD168	10	14	4	21.5	0.79	30.12
HRDD169	11	17	6	3.43	0.26	6.27
HRDD170	28	32	4	5.42	0.21	7.71
HRDD178	0	10	10	2.36	0.4	6.73
and	11	13	2	2.43	0.22	4.83
HRDD181	16	25	9	3.08	0.21	5.37
and	29	30	1	15.4	0.54	21.29
HRDD186	11	14	3	7.18	0.4	11.55
HRDD194	0	4	4	2.05	0.11	3.25
and	8	12.9	4.9	1.41	0.47	6.54
and	14.6	19.15	4.55	2.23	0.14	3.76
HRDD208	0	4	4	6.82	0.21	9.11

Preliminary exploration programs, including drilling, were initiated in 2006 to evaluate the economic potential of two new prospects, Bong Mieu East and Bong Mieu West.

Sampling and Analysis

Core Handling Protocol

Historic - WGM reported in 1997 that very extensive petrological, petrographic, mineralogical, structural, specific gravity and geotechnical work was carried out on the Bong Mieu East diamond drill core and that numerous reports were prepared. Core was photographed while wet and Rock Quality Designation ("RQD") measurements were taken. RC rock chips were geologically logged in detail. We have not re-examined these data during the preparation of this report. SG determinations were made on site by Bogomin technical staff on 295 waste and mineralized Bong Mieu East core samples. SG was determined by immersing a dry core sample in liquid wax (to seal pores in the rock) weighing the sample in air and then when immersed in water. The difference in the two weights is the weight of the water displaced by the volume of the core. The SG of the core is the ratio of its weight in air to the difference between its weight in air and its weight immersed in water.

Olympus - Drill core is placed in labelled locally-made metal trays. Preliminary lithological logging is carried out at the drill site and is followed by photography and detailed lithological and structural (including RQD) logging (using paper log sheets) at the Bong Mieu field office. Database entry of logging data is subsequently performed using MSExcel and DHLogger software.

Sampling Method and Approach

Historic - At Bong Mieu Central and Bong Mieu East, pits and trenches were as much as possible channel sampled, with sample width generally 1 m, depending on lithology and mineralization. At Bong Mieu Central, RC sample intervals were generally 1 m, ranging from 0.5 m to 1 m. At Bong Mieu East, RC samples were initially 1 m but this became 2 m over time. In general RC samples were obtained via a rotary sample splitter attached to the drill return apparatus, which captured drill cuttings, such that one sample was collected for logging and assay purposes and one of the same volume was collected for archiving. Bong Mieu East drill core was sampled on 0.4 m to 2.2 m intervals depending on lithology and mineralization.

Olympus has reviewed all these historic data in detail and considers that the procedures employed for sampling the pits, trenches, outcrop, RC and diamond drill holes for both Bong Mieu Central and Bong Mieu East produced representative and unbiased samples and that data density was sufficient to establish the degree of geological and grade continuity appropriate for the procedures used in Mineral Resource modelling and estimates. WGM came to a similar conclusion in 1997 and has no reason to change this opinion now. These data were incorporated into the Mineral Resource estimate prepared by Olympus for Bong Mieu Central 7/8 Area in 2004.

Olympus - During the course of its surface reconnaissance work between 2002 and 2006, when it undertook sampling of outcrop, old trenches and its own pits, Olympus used channel and chip sampling methods as much as possible but given the large areas of cover a certain number of "float" samples were also collected.

All drill core as marked by a geologist is sampled in generally lithologically controlled splits. Any significant veining, silicified or disseminated sulphide zones within the wall rocks or elsewhere in the sequence are also split out for sampling. The maximum sample length is 2.0 m, but most splits are 1.0 m or less. All splitting is carried out by diamond saw except for very soft weathered sections, which are split using a mechanical splitter. One half is sent for assay, while the other is retained for subsequent metallurgical or other testing and historic reference.

Material for metallurgical samples for Bong Mieu Central was taken from bedrock, artisanal mining debris and old trenches and pits in nine areas. At Bong Mieu East, oxide and sulphide metallurgical samples were obtained from material excavated from four of the 2003 pits, which had been stored on surface in piles for each vertical meter. The material from individual areas used for the three composites had previously been assayed so the composite grades could be estimated with some accuracy.

Sampling Preparation

Historic - In general, bedrock, trenching and pitting samples were 15 kg to 20 kg in weight. They were crushed to <0.3 mm at the field office and a 1 kg (later 0.5 kg) sample prepared from this material by coning and quartering.

At Bong Mieu Central 4 m composite RC rock chip samples were prepared and panned. If the presence of gold was indicated, a sub sample of each 1 m sample was sent for assay. If not, a sub sample of the composite was sent for assay. At Bong Mieu East, RC samples were not panned and while early samples were generally 4 m composites, later in the program this was reduced to 2 m.

Bong Mieu East drill core was cut with a diamond saw. One half was sent for assay and the other half retained as an archive for future reference.

Olympus - The Bong Mieu East pit channel and chip samples were sent to the Kham Duc prep facility, crushed to <1 mm (150 mesh) and 500 g splits were sent to Genalysis. Care is taken that the rotary crushing consistently produces pulps at <1 mm with hand pulverizing done on oversize when necessary. Other Bong Mieu reconnaissance work surface samples were bagged and shipped to Genalysis without being crushed.

Samples collected for metallurgical testing were subject to some preparation in Vietnam. Fifty bags of Bong Mieu Central samples (referred to above) totalling about 1.6 tonnes were shipped to the Olympus sample prep facility for the Phuoc Son project in Kham Duc where they were crushed to <75 mm. A bulk sample of 480.5 kg was prepared and shipped to SGS NZ Ltd in Auckland, New Zealand for test work. The Bong Mieu East metallurgical samples were also crushed to <75 mm at Kham Duc. A 516 kg oxide sample was prepared, 500 kg were extracted and shipped to SGS. An 828 kg sulphide sample was also prepared; 500 kg were extracted and shipped to SGS along with the other two samples.

Another Bong Mieu Central metallurgical sample was prepared, this one 50 kg. It was crushed to <25 mm at Kham Duc and shipped to Gekko Systems Pty Ltd (“Gekko”), Ballarat, Australia.

The 2004 to 2006 drill core is cut in half by a diamond saw; one half is dried, jaw and rotary crushed to <1 mm at the field office. A 500 g split is sent for assay at Mineral Assay and Services Co., Ltd. (“MAS”) in Bangkok, Thailand. The other half is returned to the core box and retained as an archive for future reference.

Assaying

Historic - Initially, outcrop, pit and trench samples were sent to the Analytical Centre of the General Department of Mining and Geology laboratory in Hanoi, Vietnam. These samples were found to have been contaminated during lab preparation and the results were excluded from the database. Subsequently, samples were sent to Analabs in Perth, Australia, SGS (Thailand) Limited in Bangkok, Thailand and Genalysis in Perth. All samples were assayed for gold (fire assay with an atomic adsorption spectrometry ("AAS") finish). Some were assayed for silver and/or a small base metal-related element suite by AAS. RC samples were sent to Analabs in Perth and to BSE/Analabs in Hanoi. The Bong Mieu East drill core samples were sent to BSE/Analabs in Hanoi. Gold was determined in all cases by fire assay with an AAS finish. A limited amount of multi-element assaying was done on drill core.

Olympus - All of the 2003 assaying was carried out by Genalysis, which is an accredited NATA (National Association of Testing Authorities, Australia) laboratory and a Member of the Standards Association of Australia. Gold was assayed by fire assay with an AA finish on 50 g samples. Multi-element assaying was also carried out, using AA/OES (Optical emission spectrometry) methodology. The 2004 to 2006 drill core assaying is being carried out by MAS. The MAS Laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry.

Gold is assayed by fire assay with an AA finish on 50 g samples. Multi-element assaying is also carried out, using Inductively Coupled Plasma (“ICP”) and sometimes X-ray fluorescence techniques.

QA/QC

Historic - At Bong Mieu Central, analytical precision and accuracy were monitored by the regular inclusion of internal standards, reassaying of replicates and duplicates and by inter-laboratory checks. At Bong Mieu East, initial QA/QC on RC samples consisted of using selected internal samples as standards for routine submission, by internal laboratory control, by resampling and repeating assays on higher grade material and by comparing individual 1 m sample assay results with 4 m composite values. Later in the RC programs QA/QC was maintained through the insertion on site of one standard sample for every 10 samples and if deviations were apparent then the affected sample and adjacent samples were reassayed. Repeat assays showed good precision (±15%). For the Bong Mieu East core drilling, no standards were inserted on site but a number of pulps were chosen for reassay.

While the historic QA/QC protocols fall short of today’s standards, Olympus is satisfied that the assay results are accurate and suitable for inclusion in the resource estimates databases. WGM has no reason to dispute this conclusion.

Olympus - A blank sample and standards were included in surface sample batches, pit channel and chip sample batches and batches of check samples drawn from metallurgical composites during 2003. In addition Genalysis has an internal QA/QC program which sees them insert standards and reassay samples on a regular basis. Blanks were prepared from a known sterile limestone source near Da Nang and standards were commercial.

For the 2004 to 2006 drilling 1 blank, 2 standards and 1 duplicate sample are inserted on site per 30 sample batch prior to shipment. The blanks and standards are the same as those used during 2003 for surface sampling QA/QC.

Following completion of the drilling, Olympus plans to quarter split selected portions of the core and send the resulting samples without preparation to a different independent laboratory as part of its QA/QC program. The same laboratory will perform SG measurements on the samples. WGM approves of the Olympus QA/QC program.

Security of Samples

Historic - There is no reason to suspect that any samples were tampered with.

Olympus - Outcrop, trench and pit samples taken between 2002 and 2006 were generally in the care of Olympus geologists at all times between being collected and shipped to the assay laboratory. The field office compound is secure.

During the 2004 to 2006 diamond drilling program all drill core is removed from drilling sites to secure sample preparation facilities at the field office as soon as practical. All samples are packaged securely and each sample batch promptly driven to Da Nang for air freight direct to the laboratory, accompanied by sample despatch sheets and bills of lading, copies of which are retained with the sample ledger.

Mineral Resource and Mineral Reserve Estimates

CAUTIONARY NOTE TO INVESTORS:
MINERAL RESOURCES WHICH ARE NOT MINERAL RESERVES
DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY.

The mineral reserve and mineral resource estimates contained in this registration statement have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards are similar to those used by the United States Securities and Exchange Commission’s (“SEC”) Industry Guide No. 7. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. None of the Company's mineral reserves as determined under NI 43-101 to date would qualify as mineral reserves under Industry Guide No. 7.

Summary of Bong Mieu Gold Property Mineral Reserve and Resource Estimates Diluted Proven and Probable Reserves (NI 43-101)*
Category/Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven: Bong Mieu Central Open Pit (1)	189,200	2.74	16,666
Probable: Bong Mieu Central Open Pit (1)	668,800	2.32	49,884
Proven plus Probable: Bong Mieu Central Open Pit (1)	858,000	2.42	66,550
Notes:
(1)
Employed a 0.68 g Au/t grade cutoff and 10% dilution with 0.3 g Au/t material. The cutoff grade was determined from the estimated life-of-mine operating cost which includes mining, processing, administration, refining, reclamation and development costs. The economic evaluation summary provided four different scenarios based on gold prices of: US$350, US$375, US$400 and US$425 per oz and an estimated cash operating cost of US$187.53 per oz. The selected cutoff grade is the minimum ore grade which is economically mineable at a gold price of US$400 per oz. The projected life-of-mine average gold recovery assumption was 81.5% and the evaluation indicated that the first seven months of production would have a throughput of 500 t/day and after which throughput would increase to 800 t/day.

* These proven and probable reserve estimates were prepared by Micon International Limited ("Micon") in November 2004 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. In preparing these estimates Micon relied on mineral resource estimates audited by Watts, Griffis and McOuat Limited ('WGM") in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled "A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc." dated September 17, 2004 by WGM can be found in the Company's filings at www.sedar.com.

Bong Mieu Central (2) Mineral Resource Estimates **
Measured & Indicated Mineral Resources				Inferred Mineral Resources (1)
Category/ Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Category/ Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Measured	268,100	2.80	24,200
Indicated	843,800	2.22	60,100
Total M+I	1,111,900	2.36	84,300	Total Inferred	96,200	2.17	6,700
The Measured & Indicated Mineral Resource Estimates Includes Proven and Probable Mineral Reserves totalling 66,550 ounces as set out in the above table.

**Updated by Olympus (March 2005) from the prior mineral resource estimates audited by Watts, Griffis and McOuat Limited ("WGM") in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled "A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc." dated September 17, 2004 by WGM can be found in the Company's filings at www.sedar.com.

Notes:
(1)	Inferred resources are in addition to measured and indicated resources.
(2)	Employed 1.0 g Au/t grade cutoff and 10 g Au/t grade capping.

Historical Mineral Resource Estimates ***
Measured & Indicated Mineral Resources				Inferred Mineral Resources (1)
Category/ Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)	Category/ Deposit	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Bong Mieu East (2)	878,000	1.90	53,600	Bong Mieu East (2)	1,380,000	1.80	79,800
Bong Mieu Underground (3)	216,700	6.51	45,300	Bong Mieu Underground (3)	1,220,000	8.10	317,300
*** These historical estimates have been reviewed by Watts, Griffis and McOuat (“WGM”) in 1997 and were found to have been carried out in a manner consistent with standard practice in the industry at the time. These historical estimates are relevant as they are the most recent estimate completed for the project. In its Technical Report dated September 17, 2004, WGM considered the estimates to be relevant and of historic significance.

Notes:
(1)	Inferred resources are in addition to measured and indicated resources.
(2)	Employed 0.8 g Au/t grade cutoff and 10 g Au/t grade capping.
(3)	Employed 3.0 g Au/t grade cutoff and 30 g Au/t grade capping.

Mining Operations

The Bong Mieu Central deposit is a surface, open-pit mine and was the subject of an independent Pre-feasibility Report completed by Micon International Limited in November 2004. This deposit provides ore to the Bong Mieu Central plant.

The Bong Mieu Central plant is a modular plant consisting of new and refurbished components. It began production on December 8, 2006 after commissioning was finalized by specialist process engineers from Gekko Systems Pty Ltd (“Gekko”) of Australia.

Gekko designed the process flow sheet. Run of mine feed is crushed and fed into ball mills and gold is recovered using gravity separation and flotation. The gold is leached from the flotation and gravity concentrates using an In-Line Leach Reactor and the flotation tailings product is discharged to a tailings dam. The leach residues from the InLine Leach Reactor are detoxified and discharged to a separate constructed tailings impoundment.

The process was selected following metallurgical testing of three different samples of mineralization from the Bong Mieu Central deposit. The test work was carried out by or under the supervision of Gekko Systems and was reviewed by an independent consultant retained by Olympus.

Exploration and Development

Field exploration programs consisting of geological mapping, prospecting and trenching at the Bong Mieu Gold Property have identified three new areas of favourable alteration and mineralization: Thac Trang NE, Northwest Prospects and South Trend Prospects. The surface results indicate the excellent, large scale, near surface potential of the property, warranting further detailed exploration work and drill testing during 2007.

DIVIDENDS

Dividends

The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Company is authorized to issue an unlimited number of common shares without par value. All of the issued shares are fully-paid and non-assessable. As at March 30, 2007 our issued and outstanding common shares without par value numbered 186,833,822.

The holders of common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of common shares are entitled to dividends if, as and when declared by the board of directors of the Company. The common shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Constraints

There are no constraints on the ownership of the Company’s securities to ensure that it meets a required level of Canadian ownership.

MARKET OF SECURITIES

The Company’s common shares are listed and posted for trading on the TSX under the trading symbol “OYM”. Prior to April 3, 2006 Company’s common shares were listed and posted for trading on the TSX Venture Exchange (the “TSXV”).

During our most recently-completed financial year, the monthly price range and volume of trading of our common shares on the TSX since April 3, 2006, and on the TSXV prior to April 3, 2006, was as follows:

Month (2006)	High (Cdn.$)	Low (Cdn.$)	Total Volume for Month
January	0.74	0.52	2,969,465
February	0.68	0.56	3,923,122
March	0.75	0.58	5,168,669
April	0.94	0.56	5,329,737
May	0.70	0.45	4,165,711
June	0.73	0.31	1,474,727
July	0.56	0.50	1,083,907
August	0.53	0.45	1,042,089
September	0.41	0.30	7,946,498
October	0.47	0.37	867,187
November	0.55	0.40	2,261,982
December	0.57	0.48	2,423,010

ESCROWED SECURITIES

Escrowed Securities

No securities of the Company were held in escrow as of December 31, 2006.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Our directors and executive officers are listed below. The number of common shares of the Company’s that are beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and executive officers as a group as of March 30, 2007 is 31,795,428 shares representing 17.02% of the Company’s 186,833,822 issued and outstanding shares. The 31,356,849 shares of the Company which held by Zedex are included in this number because John A. Seton, a director of the Company, is also a director of Zedex.

Name, Municipality of Residence and Position	Principal Occupation During Five Preceding Years(1)	Date of first election or appointment

David A. Seton Auckland, New Zealand Chairman & CEO, director
Principal Occupation: Business Executive - Olympus Pacific Minerals Inc.

Mr. David Seton has served variously as a director or managing director of a number of companies listed on the New Zealand and Australian Stock Exchanges. He takes responsibility for the overall coordination of Olympus' strategic planning as Chairman and CEO of Olympus. He has seventeen years business experience in Vietnam and over 25 years in the mining industry. David Seton is the brother of John Seton.
Aug. 1, 1996

Colin D. Patterson Sydney, Australia President
Principal Occupation: Professional Engineer
Mr. Patterson devotes about 90% of his time to Company affairs.

Mr. Colin Patterson is a professional engineer and brings over thirty years' experience in the mining industry to the Applicant. He holds degrees in Mining Engineering from the University of Witwatersrand and Business Economics and Finance from the University of South Africa. In addition to having held senior positions, including Emperor Mines, Pan Palladium and Zedex Minerals Limited., Mr. Patterson has also owned and managed a consulting firm involved in numerous projects worldwide. He is a fellow of the Australian Institute of Mining and Metallurgy, a Chartered Professional Mining Engineer (Australia. Colin spends about 90% of his time on Olympus Pacific Minerals Inc. Colin is a director of Odin Mining and Exploration Ltd., listed on the TSX-Venture exchange, and Phoenix Gold Fund and provides general advisory work for a selected few business colleagues.
Jul. 15, 2005

Jon Morda Toronto, Canada Director
Principal Occupation: Chartered Accountant; CFO of Alamos Gold Inc.

Jon Morda has a Bachelor of Arts degree from the University of Toronto (1975) and is a member of the Institute of Chartered Accountants of Ontario (1980). He has over 20 years' experience in the mining industry, with several positions as Chief Financial Officer of mineral exploration and gold producing companies listed on the Toronto Stock Exchange. Mr. Morda is presently Chief Financial Officer of Alamos Gold Inc. in Toronto, a TSX listed company.
Aug. 16, 2006

John A.G. Seton Auckland, New Zealand Director
Principal Occupation: Lawyer; Chairman and Director of Zedex Minerals Limited.

John Seton, a lawyer, is a former President of Olympus Pacific, and has extensive Business experience in Vietnam, serving at one time as Chairman of the Vietnam/New Zealand Business Council. He is or has been a director of a number of companies listed on the Australian Stock Exchange and the New Zealand Stock Exchange. He is currently the Chairman of Australian-listed Summit Resources Ltd. and Zedex Minerals Limited and a Director of New Zealand-listed SmartPay Limited. John Seton is the brother of David Seton.
Jul. 7, 1999

Peter G. Meredith Vancouver, Canada Director
Principal Occupation: Chartered Accountant; Deputy Chairman of Ivanhoe Mines Ltd.

A Canadian Chartered Accountant, Mr. Meredith is Deputy Chairman of Ivanhoe Mines Ltd. having served previously as CFO, and other senior roles, of Ivanhoe Mines Ltd. for 10 years.  Previously, he spent 31 years with Deloitte and Touche LLP, on of the world’s largest accounting firms.  He was a senior partner with Deloitte for 20 years and was a member of its board of directors.  He brings extensive experience in regulatory compliance and corporate finance, with an emphasis on public resource companies. Peter holds directorships with the following corporations: Asia Gold Corp. (TSX- Venture Exchange), Entrée Gold Inc. (TSX Exchange), Jinshan Gold Mines Inc. (TSX Exchange), Ivanhoe Mines Limited (TSX Exchange, NASDAQ, NYSE) and the Great Canadian Gaming Corporation (TSX Exchange).
Mar. 23, 2004

T. Douglas Willock Toronto, Canada Director
Principal Occupation: Resource Industry and Capital Markets Consultant.

Douglas Willock has over 20 years of experience in the investment banking industry having co-led the Canadian mining groups of National Bank Financial (formerly, Lévesque Beaubien Geoffrion Inc.) and Deutsche Bank Securities Inc. He was a vice-president of Scotia Capital Markets and an assistant vice-president at CIBC World Markets. Doug is currently the President and Chief Executive Officer and a Director of Polar Mining Corporation, a privately held Ontario company. From May 2001 to December 2006, he acted for Exall Resources Limited (now known as Gold Eagle Mines Ltd.), initially as Vice President, Corporate Development and later as a Director. Doug has a Bachelor of Arts (History) from the University of British Columbia and a Masters of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.
Feb. 16, 2006

Peter Tiedemann Auckland, New Zealand CFO, Corporate Secretary
Principal Occupation: Financial Executive;
Mr. Tiedemann devotes about 80% of his time to Company affairs.

Peter Tiedemann received a Bachelor of Commerce degree from the University of Auckland and has considerable financial and consulting experience spanning some 40 years. His involvement with chief financial officer responsibilities has covered a wide range of companies including Fortune 500 corporations: Canon NZ, Pitney Bowes NZ and DRG New Zealand Ltd. Peter spends about 80% of his time on Olympus Pacific Minerals Inc. Peter is a partner in Tiedemann & Partners and a director of Wholesale Products Trading Limited, both private enterprises. Tiedemann & Partners provides business consulting to clients and Wholesale Products Trading Limited performs non-mining joint venture and project management services.
Jul. 25, 2006

Roger F. Dahn Fredericton, Canada VP Exploration
Principal Occupation: Professional Geologist, Olympus Pacific Minerals Inc.

Roger Dahn has a Bachelor of Science (geology) degree from Mount Allison University (1981) and is a member of the Association of Professional Engineers and Geoscientists of New Brunswick. He has over 20 years of experience in the mining exploration industry having worked for a number of major gold mining companies.
Jan. 12, 2004

Pamela Campagnoni Toronto, Canada VP Finance
Principal Occupation: Chartered Accountant, Olympus Pacific Minerals Inc.

Ms. Campagnoni received a Bachelor of Commerce degree from the University of Toronto. She went on to successfully obtain her CA designation in 1997 and received her CPA (Illinois) in 2000. Ms. Campagnoni spent 10 years in the Assurance practice with Ernst & Young LLP, leaving as a senior audit manager and the last two years with Barrick Gold Corp. as senior manager leading the Accounting Policy and Continuous Disclosure Group.
Aug. 1, 2006

Charles Barclay Da Nang, Vietnam Country Manager (Vietnam)
Principal Occupation: Country Manager (Vietnam), Olympus Pacific Minerals Inc.

Charles Barclay is a former member of the association of Mine Managers of South Africa. He has 35 years experience in the gold mining sector, of which 25 years have been in senior management roles in developing and ‘third world’ jurisdictions. Since leaving the role of COO of Emperor Mines, Fiji, in 2000, he has worked in Malaysia and Papua New Guinea as an independent consultant designing mines and constructing one before joining Olympus in February 2006.
Mar. 1, 2006

Notes:
(1)	The information as to principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and officers

Each director is currently serving a one-year term, renewable at the annual shareholder meeting. Mr. Meredith will not seek re-election in 2007.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Olympus’ audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.

The current members of the Audit Committee, each of whom is independent, are as follows: Jon Morda (Chairman), Peter G. Meredith, and T. Douglas Willock.

The Company’s Compensation Committee is comprised of three independent directors: T. Douglas Willock (Chairman), Peter Meredith and Jon Morda.

Corporate Governance Committee is comprised of Peter Meredith (Chairman), John Seton and T. Douglas Willock.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company, or shareholder holding enough securities to materially affect the control of the Company, to the Company’s knowledge is, or during the ten years preceding the date of this AIF has been, a director or officer of any company that, while the person was acting in that capacity:

1.	was the subject of a cease trade order or similar order that denied such issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days,

2.
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the Company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or

3.
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such company.

No director or executive officer of the Company, or shareholder holding enough securities to materially affect the control of the Company, to the Company’s knowledge, has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of the director, officer or shareholder.

None of our directors or officers, or shareholders holding enough securities to materially affect the control of the Company, has to our knowledge, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

During the ten years preceding the date of this AIF, none of our directors or officers, or shareholders holding enough securities to materially affect the control of the Company, or a personal holding company of any such person, has, to our knowledge, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. The directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers and shall govern themselves to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

PROMOTERS

Promoters

The Company has no promoters.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Company is not a party to any legal proceedings or regulatory actions, nor, to the best of the Company’s knowledge, are any legal proceeding or regulatory actions contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Interest of Management and Others in Material Transactions

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at March 31, 2007 are:

Name	No. of Shares	Percentage
Dragon Capital Group Limited Ho Chi Minh City, Vietnam	72,833,441 (1)	38.98%
Zedex Minerals Limited Auckland, New Zealand	31,356,849 (2)	16.78%

Notes:
(1)
Of these securities 39,369,227 shares are registered in the name of Vietnam Growth Fund Limited, 19,708,500 shares are registered in the name of Vietnam Enterprise Investments Limited, 12,285,714 are registered in the name of Vietnam Dragon Fund Limited, 1,270,000 shares are registered in the name of Dragon Capital Markets Limited and 200,000 shares are registered in the name of Dragon Capital Management Limited.

(2)	Mr. John A. G. Seton, director, is an insider and director of Zedex Minerals Limited.

Beginning in October 2004, the Dragon Capital Group Limited started to acquire an interest in the Company and has continued to increase its ownership over 2005 and 2006, resulting in an ownership percentage of 38.98% as at March 30, 2007.

Since December 31, 2002, as a result of share issuances, the percentage ownership by Zedex Minerals Limited of the Company has decreased from 19% to 16.78% as at March 30, 2007.

Other than as disclosed in this section under the heading “Interest of Management and Others in Material Transactions”, no person has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

Related Party Transactions

During the years ended December 31, 2006, 2005, 2004 and 2003, the Company entered into the following transactions with related parties:

a)
In 2006, the Company paid or accrued $26,228 in royalties and $6,136 in expenses to Zedex, a shareholder of Olympus. In 2005 the Company paid Zedex $17,260 in interest for a short term loan and $3,852, in expenses. Royalties incurred are a result of an ongoing contract with the related party. Paid $17,260 to Zedex Minerals in 2005 for a short-term loan of $1,500,000, bearing 10% interest. The loan was entered into and repaid during the third quarter of 2005. The Company also paid $3,852 to Zedex in 2005 as reimbursement of office expenses. The Company paid $126,371 to Zedex in 2004; comprised mainly of a refund of exploration contribution as stipulated in the Vend-In Agreement, net of amounts due by Zedex to the Company at the time of payment. In 2003, an amount of $115,108 was receivable from Zedex for their share of the exploration expense on the Phuoc Son project offset by a $52,989 accounts payable. One directors of the Company is related to Zedex; namely John Seton.

b)
In 2006, the Company paid or accrued $581,396 in management fees and $147,377 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. Paid or accrued $420,597 in 2005 [2004- $453,611; 2003 - $387,229] for management fees and $214,702 in reimbursement of expenses incurred in 2005 on behalf of the Company to companies controlled by officers of the Company. The companies that were paid for management fees and reimbursement of expenses include the following: Bractea Enterprises Limited (previously named EHM Accounting) associated with Erik Martin in 2006, 2005, 2004 and 2003; Orangue Holdings Limited associated with David Seton in 2006, 2005, 2004 and 2003; Momentum Resources International Pty Ltd associated with Colin Patterson in 2006 and 2005; Wholesale Products Trading Limited associated with Peter Tiedemann in 2006; A. Fisher & Associates associated with Arthur Fisher in 2003; Claymore Management associated with John Seton in 2003; Braetek Enterprises associated with Jean Bailly in 2004; Sentinel Resources associated with Rod Murfitt in 2004; and Wyndspire Advisors associated with Joseph Baylis in 2004 and 2003. Expenses that were reimbursed include the following costs: airfare, accommodation, meals, car rental, telecommunications, computer, courses, conferences and licences.

c)
Paid or accrued $26,536 in 2005 and $67,424 for the year ended December 31, 2006 in legal fees to Jura Trust, which is associated with John Seton, a director of the Company. In 2004, paid $10,269 [2003- $66,677] in consulting fees to a Claymore Management Limited which is associated with John Seton, a director of the Company.

d)
Paid $320,380 (US$261,537) in 2005 to Dragon Capital Management (“Dragon”) in arrangement fees in regards to the equity financing closed on January 12, 2005 and the debt financing entered into on June 7, 2005. Dragon was granted 1,270,000 warrants exercisable at $0.40/unit for a period of one year from the date of closing. In December 2004, Dragon Capital Markets Limited (“Dragon”) offered debt financing of U.S. $2,000,000 (the “Loan”) and equity financing of up to 12. 7 million common shares of Olympus at C$0.40 per share subject to an over-allotment option. The term of the loan was two years bearing an interest rate equal to 8.5% per annum. Security for the loan consisted of a pledge over Bogomin’s inventory and equipment and assignment of rights and interests in the Refining Contract. Olympus agreed to pay Dragon an arrangement fee on the equity financing of up to US $350,000 if 17,000,000 common shares were sold and one non-transferable share purchase warrant for every 10 common shares sold under the equity financing allowing Dragon to purchase a share of Olympus at $0.40 per share for a period of one year from the date of closing of the equity financing.

e)	On June 7, 2005, the Company entered into a US$2.2 million debt financing with Vietnam Growth Funds (a fund controlled by Dragon). The loan was repaid in full on October 13, 2005.

f)
Vend-In Agreement in 2004 with Zedex and Ivanhoe as referred to as an exhibit in Section 10C under material contracts. As at December 31, 2004, Ivanhoe owned 19.6% of the outstanding common shares of the Company. One director of the Company, Peter Meredith, is a senior officer of Ivanhoe.

These transactions were in the normal course of operation and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. These transactions were equivalent to terms agreed upon in similar transactions with non-affiliated parties. The transactions described under (b) and (c), are expected to continue in the future whereas the transactions described under (a), (d), (e) and (f) are completed and not expected to continue.

TRANSFER AGENTS AND REGISTRARS

Transfer Agents and Registrars

The Company’s registrar and transfer agent is Computershare Investor Services Inc. The registers of transfers of the Company’s securities are held in Toronto, Ontario.

MATERIAL CONTRACTS

Material Contracts

The following is a list of every contract, other than contracts entered into in the ordinary course of business, which is material to the Company and was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect:

1.
Debt Finance Facility Agreement - February 8, 2006 - between Olympus Pacific Minerals Inc., Bong Mieu Gold Mining Company Limited, Formwell Holdings Limited and Macquarie Bank Limited. In February 2006, the Company entered into a US$2.0 million loan facility (the “Facility”) with Macquarie Bank Limited (“MBL”) of Sydney, Australia. The Company drew down the US$2.0 million in the first quarter. The Facility bears an interest rate of LIBOR plus 2.75% and is repayable on July 31, 2007 (amended from June 30, 2007) but may be extended to June 30, 2008 at the option of MBL. In consideration for setting up the facility, MBL was paid a US$50,000 fee and was granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of $0.4347 until July 31, 2007 and $0.4514 until the ultimate repayment date (currently July 31, 2007 with an option to extend until June 30, 2008).

2.
Joint Venture Agreement - March 5, 2003 - between Mien Trung Industrial Company (“Minco”) and New Vietnam Mining Corp (“NVMC”). In 2003, the Company's subsidiary, New Vietnam Mining Company ("NVMC"), entered into a joint venture with Mien Trung Industrial Company ("Minco"), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company ("PSGC"). PSGC has an investment licence on the Phuoc Son property. NVMC's initial interest in the PSGC is 85% and Minco has a 15% interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value.

3.
Vend-In Agreement on March 1, 2004 and Extension of Vend-In Agreement on June 21, 2004 between the Company, Invanhoe Mines Ltd. and Zedex Minerals Limited. On March 1, 2004, the Company entered into a Vend-in Agreement and on June 21, 2004 an Extension of Vend-in Agreement with Ivanhoe Mines Ltd and Zedex Limited (the “vendors”) to acquire the remaining interests held by the vendors in NVMC. The Company issued a total of 13,483,113 shares to acquire the NVMC interest. As a result of these agreements, the Company owns 100% of NVMC. NVMC owns 85% of the Phuoc Son Gold Project resulting in the Company holding an 85% interest in the Project.

4.
Argor Heraeus Refining Contract - January 11, 2005 - Bong Mieu Gold Mining Company entered into a refining and sales contract with Argor-Heraeus SA (“Argor”) whereby Bong Mieu delivers doré bars which contain gold and silver to Argor’s delivery point at which point the risks of ownership pass to Argor. Argor purchases the gold and silver from Bong Mieu at an amount equal to the value of the gold and silver shipment less any refining and transport charges. The value of the gold and silver is determined by a number of factors such as the market price of gold and silver and assuming a specified return rate on gold and silver equal to 99.95% and 98%, respectively. The price of gold used in the calculation is equal to the London Bullion market AM-fixing in US dollars per troy ounce and the price of silver used is equal to the silver-fixing of the London Bullion market in US dollars per troy ounce. The contract is valid from November 1, 2005 until October 31, 2007, with an option to extend the contract if agreed upon by both parties.

5.
Purchase Contract CE0780 - dated January 24, 2005 - between the Company and Gekko System Pty. Ltd. of Australia. The purpose of the agreement is for the purchase of the grinding module, gravity and flotation circuits and for an Inline Leach Reactor required to bring the Bong Mieu Central deposit on the Company’s 80% owned Bong Mieu Gold Property into production.

6.
Mining Licence No 116 / GP- BTNMT - January 23, 2006 - a Mining Licence application was granted over the Phuoc Son Gold Property South and North deposits. The Mining Licence allows the Phuoc Son Gold Company Ltd. within a 3.5 year period from date of grant to construct the mine within 1.5 years and perform mining activities over two years.

7.
Gold Export Certificate - January 25, 2006 - Bong Mieu Gold Mining Company obtained a gold export certificate to allow for exportation of any doré that is produced by the Company that will be refined and sold offshore.

8.
Agreement for Fulfilment of Contract - September 16, 2006 (Cancelled on November 26, 2006) - between Phuoc Son Gold Co. Ltd. and Huong Toan Company Ltd. On September 16, 2006, an Agreement for Fulfilment of Contract was entered into between PSGC and Huong Toan Company Ltd. (“Huong Toan”). The purpose of the agreement is to contract out the mining of the ore for Dak Sa project to Huong Toan and includes such activities as preparing the construction site, building the explosives magazine, supplying and transporting explosives, preparing and obtaining approval for blasting plan, and supplying the labour involved. The cost of the agreement is approximately $3.8 million over the whole term of the agreement which is up to a maximum of three years. On November 26, 2006, this contract was cancelled as a result of inclement weather and changes in the construction plan.

9.
Memorandum of Agreement and Supplement - November 23, 2006 - a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was entered into by Abra Mining and Industrial Corporation (“AMIC”), the Company and Jabel Corporation (“Jabel”) that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60% interest in AMIC’s Capcapo mining tenement (the “property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property. The MOA is a binding agreement that is conditional on the completion of due diligence program in first half of 2007 to validate historical drilling information. Once the due diligence procedures are complete and the drilling information is validated, a formal agreement will be signed and a cash payment of U.S. $200,000 will be made by the Grantee to AMIC.

INTERESTS OF EXPERTS

Names of Experts

The following persons are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 - Continuous Disclosure Obligations by the Company during, or relating to, our most recently-completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company:

Name	Description
Ernst & Young LLP
Provided an auditor’s report dated March 5, 2007 in respect of our consolidated financial statements for the years ended December 31, 2006 and 2005; and prepared an auditor’s report in respect of our consolidated financial statements for the years ended December 31, 2005 and 2004.

Roger Dahn	The Company’s VP Exploration, and a “qualified person” as defined in NI 43-101; supervised the preparation of the technical information on which disclosure in this AIF is based.

Micon International Limited
Prepared the technical report dated November 30, 2004 and titled “Technical Report: Bong Mieu Gold Project, Vietnam” and prepared the technical report dated June 17, 2005 and titled “Technical Report: Preliminary Assessment of the Dak Sa Project, Phuoc Son Gold Property, Vietnam”.

Watts, Griffis and McOuat Limited
Prepared the technical report dated January 30, 2004 and titled “A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.” and prepared the technical report dated September 17, 2004 and titled “A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam for Olympus Pacific Minerals Inc.”.

Interests of Experts

As of April 2 2007, Mr. Dahn holds 747,500 options to purchase common shares of the Company. Other than as disclosed in this AIF, no expert listed above in this AIF under the heading “Names of Experts” above has any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or of the Company’s associates or affiliates.

ADDITIONAL INFORMATION

Audit Committee

Under Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”), the Company is required to provide disclosure with respect to its audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor.

Audit Committee Charter

The text of the Audit Committee’s Charter is attached as Schedule A to this AIF.

Composition of the Audit Committee

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.

The following are the members of the Audit Committee:

Jon Morda (Chairman)	Independent(1)	Financially literate(2)

Peter G. Meredith	Independent(1)	Financially literate(2)

T. Douglas Willock	Independent(1)	Financially literate(2)

(1)
A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)
An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Jon Morda
Jon Morda has a Bachelor of Arts degree from the University of Toronto (1975) and is a member of the Institute of Chartered Accountants of Ontario (1980). He has over 20 years' experience in the mining industry, with several positions as Chief Financial Officer of mineral exploration and gold producing companies listed on the Toronto Stock Exchange. Mr. Morda is presently Chief Financial Officer of Alamos Gold Inc. in Toronto, a TSX listed company.

Peter G. Meredith
A Canadian Chartered Accountant, Mr. Meredith is Deputy Chairman of Ivanhoe Mines Ltd. having served previously as CFO, and other senior roles, of Ivanhoe Mines Ltd. for 10 years.  Previously, he spent 31 years with Deloitte and Touche LLP, on of the world’s largest accounting firms.  He was a senior partner with Deloitte for 20 years and was a member of its board of directors.  He brings extensive experience in regulatory compliance and corporate finance, with an emphasis on public resource companies. Peter holds directorships with the following corporations: Asia Gold Corp. (TSX- Venture Exchange), Entrée Gold Inc. (TSX Exchange), Jinshan Gold Mines Inc. (TSX Exchange), Ivanhoe Mines Limited (TSX Exchange, NASDAQ, NYSE) and the Great Canadian Gaming Corporation (TSX Exchange).

T. Douglas Willock
Douglas Willock has over 20 years of experience in the investment banking industry having co-led the Canadian mining groups of National Bank Financial (formerly, Lévesque Beaubien Geoffrion Inc.) and Deutsche Bank Securities Inc. He was a vice-president of Scotia Capital Markets and an assistant vice-president at CIBC World Markets. Doug is currently the President and Chief Executive Officer and a Director of Polar Mining Corporation, a privately held Ontario company. From May 2001 to December 2006, he acted for Exall Resources Limited (now known as Gold Eagle Mines Ltd.), initially as Vice President, Corporate Development and later as a Director. Doug has a Bachelor of Arts (History) from the University of British Columbia and a Masters of Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2006	$254,000	$Nil	$Nil	$Nil
2005	$59,000	$Nil	$Nil	$Nil

(1)	The aggregate audit fees billed.
(2)
The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Additional Information

Additional information relating to us may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in our Information Circular for our most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in our consolidated financial statements and Management’s Discussion & Analysis for our most recently-completed financial year, all of which are filed on SEDAR.

AUDIT COMMITTEE CHARTER

I.	“PURPOSE

The primary objective of the Audit Committee (the “Committee”) of the Company is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditors.

The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

II.	ORGANIZATION

The Committee shall consist of three or more directors of the Company and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Nominating & Governance Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes. The chair of the Committee shall have an ordinary vote.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III.	MEETINGS

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly with management, the Company’s financial and accounting officer(s) and the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

The Chair of the Committee shall be an independent chair who is not Chair of the Board. In the absence of the appointed Chair of the Committee at any meeting, the members shall elect a chair from those in attendance at the meeting. The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.

The Committee will appoint a Secretary who will keep minutes of all meetings. The Secretary may be the Company’s Corporate Secretary or another person who does not need to be a member of the Committee. The Secretary for the Committee can be changed by simple notice from the Chair.

The Chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as the other directors in advance of the meeting.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV.	AUTHORITY AND RESPONSIBILITIES

The Board, after consideration of the recommendation of the Committee, shall nominate the Auditors for appointment by the shareholders of the Company in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the shareholders.

The Committee shall have the following responsibilities:

(a)	Auditors

1.
Recommend to the Board the independent auditors to be nominated for appointment as Auditors of the Company at the Company’s annual meeting and the remuneration to be paid to the Auditors for services performed during the preceding year; approve all auditing services to be provided by the Auditors; be responsible for the oversight of the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable.

2.
When there is to be a change of the Auditor, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.

3.	Review the Auditor’s audit plan and discuss the Auditor’s scope, staffing, materiality, and general audit approach.

4.	Review on an annual basis the performance of the Auditors, including the lead audit partner.

5.	Take reasonable steps to confirm the independence of the Auditors, which include:

(a)	Ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and the Company;

(b)	Considering and discussing with the Auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the Auditors;

(c)
Approving in advance any non-audit related services provided by the Auditor to the Company, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors; and

(d)	As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.

6.	Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements with respect to non-audit services.

7.
Confirm with the Auditors and receive written confirmation at least once per year (i) indicating that the Auditors are a member in good standing with the Canadian Public Accountability Board (CPAB) and comparable bodies elsewhere to the extent required and disclosing any sanctions or restrictions imposed by the CPAB and such other comparable bodies; and (ii) responding to any other reasonable request of the Audit Committee for confirmation as to their qualifications to act as the Company’s Auditors.

8.	Consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.

9.	Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, stock exchange or other regulatory requirements.

10.	Receive all recommendations and explanations which the Auditors place before the Committee.

(b)	Financial Statements and Financial Information

11.
Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company’s annual audited financial statements, including disclosures made in management’s discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that the Company’s audited financial statements be included in the Company’s annual reports distributed and filed under applicable laws and regulatory requirements.

12.
Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company’s interim financial statements, including management’s discussion and analysis, and the Auditor’s review of interim financial statements, prior to filing or distribution of such statements.

13.	Review any earnings press releases of the Company before the Company publicly discloses this information.

14.
Be satisfied that adequate procedures are in place for the review of the Company’s disclosure of financial information and extracted or derived from the Company’s financial statements and periodically assess the adequacy of these procedures.

15.	Discuss with the Auditor the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:

(a)	the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices;

(b)	the management letter provided by the Auditor and the Company’s response to that letter; and

(c)
any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.

16.
Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.

17.
Prepare any report under applicable securities law, stock exchange or other regulatory requirements, including any reports required to be included in statutory filings, including in the Company’s annual proxy statement.

(c)	Ongoing Reviews and Discussions with Management and Others

18.
Obtain and review an annual report from management relating to the accounting principles used in the preparation of the Company’s financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.

19.
Periodically review separately with each of management, the financial and accounting officer(s) and the Auditors; (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management’s response to each.

20.
Periodically discuss with the Auditors, without management being present, (a) their judgments about the quality and appropriateness of the Company's accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Company's financial statements.

21.
Consider and approve, if appropriate, significant changes to the Company's accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact. Review with the Auditors or management the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

22.
Review and discuss with management, the Auditors and the Company's independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company's financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.

23.
Enquire of the Company’s financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of the Company.

24.	Review the principal control risks to the business of the Company, its subsidiaries and joint ventures; and verify that effective control systems are in place to manage and mitigate these risks.

25.
Review and discuss with management any earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as any financial information and earnings guidance provided to analysts and rating agencies. Such discussions may be done generally (i.e. discussion of the types of information to be disclosed and the types of presentations made).

26.
Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses. Obtain explanations from management of all significant variances between comparative reporting periods.

27.
Review and discuss with management the Company’s major risk exposures and the steps management has taken to monitor, control and manage such exposures, including the Company’s risk assessment and risk management guidelines and policies.

(d)	Risk Management and Internal Controls

28.
Review, based upon the recommendation of the Auditors and management, the scope and plan of the work to be done by the Company’s financial and accounting group and the responsibilities, budget and staffing needs of such group.

29.	Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review and assess the effectiveness of such systems

30.	Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.

31.
In consultation with the Auditors and management, review the adequacy of the Company’s internal control structure and procedures designed to insure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of the Company’s financial and accounting group.

32.
Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

33.
Review the internal control reports prepared by management, including management’s assessment of the effectiveness of the Company’s internal control structure and procedures for financial reporting and (ii) the Auditors’ attestation, and report, on the assessment made by management.

34.	Review the appointment of the chief financial officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.

(e)	Other Responsibilities

35.	Create an agenda for the ensuing year and confirm a timetable for the Audit Committee for the ensuing year.

36.	Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.

37.
Review and approve (a) any change or waiver in the Company’s code of ethics applicable to senior financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regarding such change or waiver.

38.	Establish, review and approve policies for the hiring of employees or former employees of the Company’s Auditors.

39.
Review and reassess the duties and responsibilities set out in this Charter annually and recommend to the Nominating and Corporate Governance Committee and to the Board any changes deemed appropriate by the Committee.

40.	Review its own performance annually, seeking input from management and the Board.

41.	Perform any other activities consistent with this Charter, the Company's articles and by-laws and governing law, as the Committee or the Board deems necessary or appropriate.

V.	REPORTING

The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Company’s financial and accounting group.

VI.	RESOURCES AND ACCESS TO INFORMATION

The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.

The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Committee has direct access to anyone in the organization and may request any officer or employee of the Company or the Company’s outside counsel or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management. In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee’s obligations.

The Committee shall consider the extent of funding necessary for payment of compensation to the Auditors for the purpose of rendering or issuing the annual audit report and recommend such compensation to the Board for approval. The Audit Committee shall determine the funding necessary for payment of compensation to any independent legal, accounting and other consultants retained to advise the Committee.”